Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

SpringWorks Therapeutics, Inc.,

Merck KGaA, Darmstadt, Germany

and

EMD Holdings Merger Sub, Inc.

Dated as of April 27, 2025

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4.11.	Product Liability	19
4.12.	Absence of Certain Changes	19
4.13.	Material Contracts	19
4.14.	Employee Benefits	22
4.15.	Labor Matters	24
4.16.	Environmental Matters	25
4.17.	Tax Matters	25
4.18.	Real Property	27
4.19.	Intellectual Property	28
4.20.	Information Technology; Cybersecurity	30
4.21.	Data Protection	31
4.22.	Regulatory Agencies and Related Matters	31
4.23.	Healthcare Regulatory Compliance	33
4.24.	Insurance	34
4.25.	Takeover Statutes	34
4.26.	Brokers and Finders	34
4.27.	No Other Representations or Warranties	34
4.28.	Acknowledgement by the Company	35

Article V Representations and Warranties of Parent and Merger Sub

5.1.	Organization, Good Standing and Qualification	35
5.2.	Capitalization of Merger Sub	36
5.3.	Corporate Authority	36
5.4.	Governmental Filings; No Violations	36
5.5.	Litigation	37
5.6.	Available Funds	37
5.7.	Brokers and Finders	37
5.8.	Ownership of Shares	37
5.9.	No Other Representations or Warranties	38
5.10.	Acknowledgment by Parent and Merger Sub	38

Article VI Covenants

6.1.	Interim Operations	38
6.2.	Product Candidates	44
6.3.	Acquisition Proposals; Change of Recommendation	44
6.4.	Proxy Statement	49
6.5.	Company Stockholders Meeting	50
6.6.	Approval of Sole Stockholder of Merger Sub	52
6.7.	Efforts and Other Regulatory Matters	52
6.8.	Status and Notifications	54
6.9.	Third-Party Consents	54

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6.10.	Information and Access	55
6.11.	Publicity	56
6.12.	Employee Benefits	57
6.13.	Indemnification; Directors’ and Officers’ Insurance	59
6.14.	Product Liability Insurance	61
6.15.	Takeover Statutes	61
6.16.	Transaction Litigation	61
6.17.	Rule 16b-3 Matters	62
6.18.	Delisting and Deregistration	62

Article VII Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Closing	63
7.2.	Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing	63
7.3.	Conditions to the Company’s Obligation to Effect the Closing	64

Article VIII Termination
8.1.	Termination by Mutual Written Consent	65
8.2.	Termination by Either the Company or Parent	65
8.3.	Termination by the Company	66
8.4.	Termination by Parent	67
8.5.	Notice of Termination; Effect of Termination	67

Article IX Miscellaneous and General

9.1.	Survival	69
9.2.	Notices	69
9.3.	Expenses	71
9.4.	Transfer Taxes	71
9.5.	Amendment or Other Modification; Waiver	71
9.6.	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	71
9.7.	Specific Performance	72
9.8.	Third-Party Beneficiaries	73
9.9.	Fulfillment of Obligations	73
9.10.	Successors and Assigns	73
9.11.	Entire Agreement	73
9.12.	Severability	74
9.13.	Counterparts; Effectiveness	74

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Annexes
Annex A	Certain Definitions
Annex B	Form of Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 27, 2025, is entered into by and among SpringWorks Therapeutics, Inc., a Delaware corporation (the “Company”), Merck KGaA, Darmstadt, Germany, a German corporation with general partners (“Parent”), and EMD Holdings Merger Sub, Inc., a Delaware corporation and Wholly Owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, subject to the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger;

WHEREAS, the Company Board has (a) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (b) determined that this Agreement and the transactions contemplated by this Agreement are in the best interests of the Company and the holders of Shares, (c) directed that this Agreement be submitted to the holders of Shares for their adoption and (d) resolved, subject to the terms and conditions of this Agreement, to recommend that the holders of Shares adopt this Agreement;

WHEREAS, the executive board (Geschäftsleitung) of Parent (the “Parent Board”) has unanimously approved this Agreement and the transactions contemplated by this Agreement, and the board of directors of Merger Sub has unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

Article I

The Merger; Closing; Certificate of Merger and Effective Time

1.1.           The Merger. Subject to the terms and conditions of this Agreement and pursuant to the applicable provisions of the DGCL, (a) at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes referred to as the “Surviving Corporation”) and, from and after the Effective Time, shall be a Wholly Owned Subsidiary of Parent and the separate corporate existence of the Company shall continue unaffected by the Merger and (c) the Merger shall have such other applicable effects as set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, immunities, powers, objects and purposes of the Company and Merger Sub shall be vested in the Surviving Corporation and all claims, debts, liabilities and obligations of the Company and Merger Sub shall be the claims, debts, liabilities and obligations of the Surviving Corporation.

1.2.           Closing. The closing of the Merger (the “Closing”) shall take place by remote communication and by the exchange of signatures by electronic transmission or, if or to the extent such exchange is not practicable, at a Closing to be held at the offices of Goodwin Procter LLP, 620 Eighth Avenue, New York, New York 10018 at 9:00 a.m. (New York City time) on the fifth Business Day following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other date and time as the Company and Parent may agree in writing. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

1.3.           Certificate of Merger and Effective Time. As promptly as practicable following the Closing, but on the Closing Date, the Parties shall cause the Certificate of Merger to be duly executed and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the date and time when the Certificate of Merger has been executed and filed pursuant to this Section 1.3, or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger so executed and filed (such date and time, as applicable, the “Effective Time”).

Article II

Certificate of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers of the Surviving Corporation

2.1.           Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended and restated in its entirety to read substantially as set forth in Annex B, until thereafter duly amended, restated or amended and restated as provided therein or by applicable Law.

2.2.           Bylaws of the Surviving Corporation. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended, restated or amended and restated as provided therein, the Charter or by applicable Law.

2.3.           Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the members of the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws or applicable Law.

2.4.           Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the individuals designated in writing by Parent prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal pursuant to the Charter, the Bylaws or applicable Law.

Article III

Effect of the Merger on Capital Stock; Treatment of Equity Awards; Delivery of Merger Consideration

3.1.           Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a)            Merger Consideration. All Eligible Shares shall be converted into the right to receive the Per Share Merger Consideration, and shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Certificate, and each Book-Entry Share, shall thereafter only represent the right to receive the Per Share Merger Consideration, payable pursuant to Section 3.3.

(b)            Treatment of Excluded Shares. Each Excluded Share shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights any Dissenting Stockholders may have pursuant to Section 3.3(f) with respect to any Excluded Shares that are Dissenting Shares.

(c)            Merger Sub. Each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation, par value $0.01 per share, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time.

3.2.          Treatment of Equity Awards and ESPP.

(a)            Company Options.

(i)            At the Effective Time, each Company Option award (or portion thereof) that is vested as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder thereof to receive (without interest), as soon as reasonably practicable, but in no event more than 15 Business Days after the Effective Time, an amount in cash, less applicable Tax withholding, equal to the product of (rounded down to the nearest whole cent) (i) the total number of Shares subject to such vested Company Option award immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of the Shares subject to such vested Company Option immediately prior to the Effective Time. For the avoidance of doubt, any vested Company Option which has an exercise price per share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(ii)            At the Effective Time, each Company Option award (or portion thereof) that is unvested as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase Shares and shall be converted into a fixed cash-based award (a “Parent Cash-Based Option Award”) in respect of an amount in cash, less applicable Tax withholding, equal to the product (rounded down to the nearest whole cent) of (i) the total number of Shares subject to such unvested Company Option award immediately prior to the Effective Time multiplied by (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of the Shares subject to such Company Option immediately prior to the Effective Time. The Parent Cash-Based Option Award shall vest in accordance with the vesting terms that applied to the corresponding portion of the unvested Company Option immediately prior to the Effective Time, provided, that on the nine (9) month anniversary of the Closing Date, fifty percent (50%) of each then-unvested tranche of the Parent Cash-Based Option Award shall vest (subject to the applicable holder’s continued employment through such date). Each applicable portion of the Parent Cash-Based Option Award shall become payable to the applicable holder within 15 Business Days following vesting. Except as specifically provided above and for any terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other changes that are necessary for the administration of such Parent Cash-Based Option Award and not materially detrimental to the holder thereof, following the Effective Time, each Parent Cash-Based Option Award shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the corresponding Company Option immediately prior to the Effective Time. Any unvested Company Option which has an exercise price per share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b)            [Reserved].

(c)            Company Restricted Stock Units. At the Effective Time, each Company RSU award, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit award denominated in Shares and shall be converted into a fixed cash-based award (a “Parent Cash-Based RSU Award”) in respect of an amount in cash, less applicable Tax withholding, equal to the product (rounded down to the nearest whole cent) of (i) the total number of Shares subject to such Company RSU award immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration. The Parent Cash-Based RSU Award shall vest in accordance with the vesting terms that applied to the corresponding portion of the Company RSU award immediately prior to the Effective Time, provided, that on the nine (9) month anniversary of the Closing Date, fifty percent (50%) of each then-unvested tranche of the Parent Cash-Based RSU Award shall vest (subject to the applicable holder’s continued employment through such date). Each applicable portion of the Parent Cash-Based RSU Award shall become payable to the applicable holder within 15 Business Days following vesting. Except as specifically provided above and for any terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other changes that are necessary for the administration of such Parent Cash-Based RSU Award and not materially detrimental to the holder thereof, following the Effective Time, each such Parent Cash-Based RSU Award shall continue to be governed by the same terms and conditions (including service-based vesting terms) as were applicable to the applicable Company RSU immediately prior to the Effective Time.

(d)            Company Performance Share Units. At the Effective Time, each Company PSU award, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent a performance share unit award denominated in Shares and only entitle the holder thereof to receive (without interest), as soon as reasonably practicable, but in no event more than 15 Business Days after the Effective Time, an amount in cash, less applicable Tax withholding, equal to the product (rounded down to the nearest whole cent) of (i) the total number of Shares subject to such Company PSU award immediately prior to the Effective Time with performance levels determined as set forth in the applicable Company PSU award agreement multiplied by (ii) the Per Share Merger Consideration.

(e)            Employee Stock Purchase Plan. As promptly as practicable following the date of this Agreement (but in any event prior to the Closing), the Company shall take all actions (including obtaining any necessary determinations or resolutions of the Company Board or the Company Compensation Committee and, if appropriate, amending the terms of the ESPP) that may be necessary or required under the ESPP and applicable Law to ensure that, (A) no offering period shall be authorized or commenced on or after the date of this Agreement and (B) the ESPP shall terminate effective as of immediately prior to, and conditional upon the occurrence of, the Effective Time.

(f)             Company Actions. At or prior to the Closing, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions, obtain any consents, and take any other actions that are necessary to effectuate the treatment of Sections 3.2(a) through 3.2(e). The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation shall be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

(g)            Payment Procedures. As soon as reasonably practicable following the Effective Time, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate consideration owed at the Closing to all holders of Company Equity Awards pursuant to Sections 3.2(a) and 3.2(d). Holders of Company Equity Awards shall be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, all amounts required to be paid to such holders in respect of such Company Equity Awards that are cancelled and converted pursuant to this Section 3.2, less any required withholding.

(h)            Notices. As soon as reasonably practicable following the Effective Time, Parent shall deliver to the holders of unvested Company Options and Company RSUs appropriate notices stating that such Company Equity Awards have been assumed by Parent and shall continue in the form of Parent Cash-Based Option Awards and Parent Cash-Based RSU Awards pursuant to Sections 3.2(a)(ii) and 3.2(c).

3.3.           Delivery of Merger Consideration.

(a)            Deposit of Merger Consideration and Paying Agent.

(i)            As soon as practicable following the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, an amount in cash in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments in respect of the Eligible Shares pursuant to Section 3.3(b) (such cash, the “Exchange Fund”).

(ii)            Pursuant to the Paying Agent Agreement, among other things, the Paying Agent shall (A) act as the paying agent for the payment and delivery of the Per Share Merger Consideration pursuant to the terms and conditions of this Agreement and (B) invest the Exchange Fund, if and as directed by Parent; provided, however, that any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payment and delivery of the aggregate Per Share Merger Consideration as contemplated by Section 3.1, Parent shall promptly restore or cause the restoration of the cash in the Exchange Fund diminished through such investments or other events so as to ensure that the Exchange Fund is maintained at a level sufficient to make such cash payments, and no such investment or losses thereon shall relieve Parent from making the payments required by this Article III or affect the amount of the aggregate Per Share Merger Consideration payable hereunder. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 3.3(b) shall be promptly returned to Parent or the Surviving Corporation, as determined by Parent in accordance with the terms and conditions of the Paying Agent Agreement. The Exchange Fund shall not be used for any purpose other than the payment to holders of Eligible Shares pursuant to Section 3.3(b).

(b)            Procedures for Surrender.

(i)            As promptly as practicable after the Effective Time (but in any event within three Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide each holder of record of Eligible Shares that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a letter of transmittal in customary form) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.3(e)) or the surrender of such Book-Entry Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable (such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree) and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.3(e)) or such Book-Entry Shares to the Paying Agent in exchange for the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article III.

(ii)           With respect to Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish customary procedures with the Paying Agent, DTC and DTC’s nominees to ensure that the Paying Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC and DTC’s nominees, the Per Share Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article III.

(iii)          Upon surrender to the Paying Agent of Eligible Shares that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.3(e)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Paying Agent in accordance with the terms of the materials and instructions provided by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 3.3(b)(iii), pursuant to such materials and instructions as contemplated by Section 3.3(b)(i) and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC and DTC’s nominees pursuant to Section 3.3(b)(i), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, an amount in cash in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.3(g)) equal to the product obtained by multiplying (1) the number of Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.3(e)) or such Book-Entry Shares by (2) the Per Share Merger Consideration, and each Certificate so surrendered shall forthwith be cancelled.

(iv)          In the event of a transfer of ownership of any Certificate that is not registered in the stock transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the Company’s stock transfer books or ledger, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued by the Paying Agent to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent.

(v)           For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares.

(c)            Transfer Books; No Further Ownership Rights in Shares. From and after the Effective Time, the Company’s stock transfer books shall be closed, and thereafter there shall be no transfers on the stock transfer books or ledger of the Company of the Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall, subject to Section 3.3(f), cease to have any rights with respect to such Shares or as stockholders of the Company except the right to receive the Per Share Merger Consideration, without interest thereon, into which the Shares have been converted pursuant to Section 3.1(a) upon the surrender thereof in accordance with this Section 3.3(c) and subject to Section 3.3(g). If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article III.

(d)            Termination of Exchange Fund.

(i)            Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of Eligible Shares on the date that is one year after the Effective Time shall be delivered to Parent or the Surviving Corporation, as determined by Parent. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 3.3 shall thereafter look only to the Surviving Corporation as a general creditor thereof for such payments (after giving effect to any required Tax withholdings as provided in Section 3.3(g) and Sections 3.2(a) through 3.2(d), as applicable) in respect thereof.

(ii)           Notwithstanding anything to the contrary set forth in this Article III, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares or Company Equity Awards for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)            Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent or the Paying Agent pursuant to the Paying Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall, in exchange for such Certificate, issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.3(g)) equal to the product obtained by multiplying (i) the number of Eligible Shares represented by such lost, stolen or destroyed Certificate by (ii) the Per Share Merger Consideration.

(f)            Appraisal Rights. Subject to the last sentence of this Section 3.3(f), no Dissenting Stockholder shall be entitled to receive the Per Share Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Stockholder and each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and such Dissenting Stockholder shall cease to have any other rights with respect to such Dissenting Shares. The Company shall give Parent prompt notice and copies of any written demands for appraisal, actual, attempted or purported withdrawals of such demands, and any other instruments served pursuant to (or purportedly pursuant to) applicable Law that are received by the Company relating to the Company’s stockholders’ demands of appraisal. Parent shall have the right to assume the defense thereof and direct all negotiations and Proceedings with respect to any demand for appraisal under the DGCL including any determination to make any payment or deposit with respect to any of the Dissenting Stockholders with respect to any of their Dissenting Shares under Section 262(h) of the DGCL prior to the entry of judgment in the Proceedings regarding appraisal, provided, that any such payment shall not be made prior to the Effective Time. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment or deposit with respect to any demands for appraisals, offer to settle or settle any such demands or approve any withdrawal of any such demands, or agree, authorize or commit to do any of the foregoing. If any Dissenting Stockholder shall have effectively withdrawn or otherwise waived or lost the right under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall become Eligible Shares and thereupon converted into the right to receive the Per Share Merger Consideration with respect to such Shares pursuant to this Article III.

(g)            Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law.  To the extent that amounts are so deducted and withheld, such withheld amounts (i) shall be timely remitted to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made. Each of Parent and the Company (and any of their respective Affiliates) shall reasonably cooperate with each other to reduce or eliminate any withholding from the Per Share Merger Consideration payable to holders of Shares pursuant to this Agreement, including that the Company shall deliver at least seven Business Days prior to the Closing Date a draft of a certificate satisfying the requirements of Treasury Regulations Section 1.897-2(h) and 1.1445-2(c)(3) and stating that the equity interests in the Company are not “United States real property interests,” and shall incorporate all reasonable comments provided by Parent with respect to such certificate (such certificate, as agreed to by Parent, the “Closing FIRPTA Certificate”). The Company shall deliver at Closing a duly executed Closing FIRPTA Certificate, dated as of the Closing Date, and the corresponding notice to the IRS in accordance with Treasury Regulations Section 1.897-2(h), with written authorization for Parent to deliver such notice to the IRS on behalf of the Company after the Closing Date (the “Closing FIRPTA Notice”).

3.4.           Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement to the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization, merger, or issuer tender or exchange offer, or a stock dividend with a record date within such period shall have been declared, then the Per Share Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

Article IV

Representations and Warranties of the Company

Except as set forth (a) in the Company Reports available on EDGAR on or after January 1, 2024, and prior to the date of this Agreement (excluding, in each case, any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements, predictive or forward-looking in nature, unless such statements are a statement of an actual fact), or (b) in the corresponding sections of the disclosure letter delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section of the Company Disclosure Letter shall be deemed disclosure with respect to any other section to the extent the relevance of such item is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

4.1.           Organization, Good Standing and Qualification.

(a)            The Company is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization, has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business in its jurisdiction of incorporation. To the extent such concept is applicable, the Company is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification and is qualified to do business in such jurisdictions, except as would not reasonably be expected to have, individually or in the aggregate, (i) a Material Adverse Effect or (ii) prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement. Each of the Company’s Subsidiaries and, to the Knowledge of the Company, the JV Entity is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization, has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business in its jurisdiction of incorporation and in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Prior to the date of this Agreement, the Company has made available to Parent correct and complete copies of the Company’s, any of its Subsidiaries’ and the JV Entity’s Organizational Documents that are in full force and effect as of the date of this Agreement, and none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, the JV Entity is in violation of any of the applicable provisions of such Organizational Documents, except, solely with respect to the Company’s Subsidiaries and the JV Entity, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)            Section 4.1(c) of the Company Disclosure Letter sets forth a correct and complete list of each jurisdiction in which the Company and its Subsidiaries are organized and qualified to do business.

4.2.           Capital Structure.

(a)            The authorized capital stock of the Company consists of 150,000,000 Shares and 10,000,000 shares of Company Preferred Stock. As of the close of business on April 24, 2025 (the “Capitalization Date”): (i) 75,023,202 Shares were issued and outstanding; (ii) 660,677 Shares were issued and held by the Company in its treasury; and (iii) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury. Under the Stock Plan, as of the Capitalization Date: (i)  Company Options to purchase an aggregate of 13,710,382 Shares were outstanding (10,687,439 of which are In-the-Money Options, with a weighted average exercise price per share of $27.80 for all In-the-Money Options); (ii) 2,568,049 Company RSUs were subject to future vesting; (iii) 507,388 Company PSUs or 713,688 Company PSUs assuming the target or maximum level of achievement, respectively, were subject to future vesting; (iv) 4,974,816 Shares were reserved for issuance pursuant to the Stock Plan and (v) 3,803,580 Shares were reserved for issuance pursuant to the ESPP. From the Capitalization Date through the date of this Agreement, the Company has not issued any Shares (other than upon the exercise of Company Options or the vesting and settlement of Company RSUs or Company PSUs, in each case outstanding as of the Capitalization Date) or Company Preferred Stock, or granted any Company Equity Awards.

(b)            None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, the JV Entity have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or exercise for securities having the right to vote) with the stockholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(c)            The Shares constitute the only outstanding classes of securities of the Company or its Subsidiaries registered under the Securities Act.

(d)            Section 4.2(d) of the Company Disclosure Letter sets forth, as of the Capitalization Date, (i) a correct and complete list of all outstanding Company Equity Awards as of the Capitalization Date, setting forth the number of Shares subject to each Company Equity Award, (ii) the holder, grant date, vesting schedule, including whether the vesting shall be accelerated by the execution and delivery of this Agreement or consummation of the Merger or by termination of employment following consummation of the Merger and (iii) the exercise price per Share with respect to each Company Equity Award, as applicable. No purchase rights have been granted under the ESPP.

(e)            Each Company Option (i) was granted in compliance in all material respects with all applicable Law and all the terms and conditions of the Stock Plan pursuant to which it was issued, (ii) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, (iii) has a grant date identical to the date on which the Company Board or Company Compensation Committee actually awarded such Company Option and (iv) does not trigger any obligation or liability for the holder thereof under Section 409A of the Code.

(f)             Section 4.2(f) of the Company Disclosure Letter sets forth: (i) each of the Company’s Subsidiaries; (ii) whether or not each such Subsidiary is a Wholly Owned Subsidiary (any Subsidiary that is not a Wholly Owned Subsidiary, a “Non-Wholly Owned Subsidiary”); and (iii) for each Non-Wholly Owned Subsidiary, (A) the percentage of the Company’s ownership interest, direct or indirect, and the number and type of capital stock or other securities owned by the Company, directly or indirectly, in each such Subsidiary and (B) the percentage of such other Person or Persons’ ownership interest and the number and type of capital stock or other securities owned by such other Person or Persons in each such Subsidiary and the name of such other Person or Persons, in each case as of the date of this Agreement. The Company does not, directly or indirectly, beneficially own any capital stock of, or other voting securities or equity or similar interests, or investment, or have any obligation to invest, in any Person which is not listed on Section 4.2(f) of the Company Disclosure Letter.

(g)            All of the outstanding shares of capital stock of the Company have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights or similar rights that contractually obligate the Company to repurchase, redeem or otherwise acquire any (or make a payment based upon the price of) shares of capital stock of the Company. Upon the issuance of any Shares in accordance with the terms of the Stock Plan in effect on the date of this Agreement, such Shares shall be duly authorized, validly issued, fully paid and non-assessable and free and clear of any preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights or similar rights that contractually obligate the Company to repurchase, redeem or otherwise acquire any (or make a payment based upon the price of) shares of capital stock of the Company. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for any shares of capital stock or other securities of any Non-Wholly Owned Subsidiaries owned by other Persons, owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance (other than Permitted Encumbrances).

(h)            Except as set forth in Sections 4.2(a), 4.2(d), 4.2(f) and 4.2(g), and except for issuances or the entering into such other instruments, agreements, commitments, or rights not otherwise prohibited under Section 6.1, there are no (i) preemptive rights or (ii) outstanding options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or similar rights that, in each case of clauses (i) and (ii), obligate (A) the Company to issue or to sell any shares of capital stock of the Company or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any shares of capital stock of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding, (B) the Company to issue or to sell any other securities of the Company or (C) any of the Company’s Subsidiaries to issue or sell any such securities.

4.3.           Corporate Authority; Approval and Fairness.

(a)            The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to obtaining the Requisite Company Vote and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)            The Company Board has, at a duly convened and held meeting: (i)  (A) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, (B) determined that this Agreement and the transactions contemplated by this Agreement are in the best interests of the Company and the holders of Shares, and (C) resolved to recommend that the holders of Shares adopt this Agreement at any duly held meeting of the holders of Shares held for such purpose and any adjournment or postponement thereof (the “Company Recommendation”) and (ii) directed that this Agreement be submitted to the holders of Shares for their adoption at a duly held meeting of the holders of Shares for such purpose.

(c)            Each of Centerview Partners LLC (“Centerview Partners”) and Goldman Sachs & Co. LLC (“Goldman Sachs”) has rendered to the Company Board its oral opinion, to be subsequently confirmed by delivery of a written opinion, to the effect that, as of the date of each such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in each such opinion, the Per Share Merger Consideration to be paid to the holders (other than as set forth in each such opinion) of Shares pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of each such opinion reasonably promptly after receipt thereof by or on behalf of the Company, it being expressly understood and agreed that each such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub.

4.4.           Governmental Filings; No Violations.

(a)            Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act and the other Antitrust Law in the jurisdictions set forth on Section 7.1(b)(i) of the Company Disclosure Letter, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by Nasdaq, (v) under the Takeover Statutes and state securities and “blue sky” Laws and (vi) required as a result of any facts or circumstances relating solely to Parent, Merger Sub or the Affiliates thereof which control Parent (collectively, the “Company Approvals”), no expiration of any waiting period under applicable Law is required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with, nor are any required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except as would not reasonably be expected to have, individually or in the aggregate, (x) a Material Adverse Effect or (y) prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

(b)            The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the transactions contemplated by this Agreement, shall not: (i) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the Requisite Company Vote is obtained, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the transactions contemplated by this Agreement) the Requisite Company Vote is obtained and assuming the waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 4.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which the Company or any of its Subsidiaries is subject; or (iii) with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination or acceleration or creation of any right or obligation under or the creation of an Encumbrance (other than a Permitted Encumbrance) on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract binding upon the Company or any of its Subsidiaries or any License necessary to the conduct of the business of the Company or any its Subsidiaries as currently conducted, except, in the case of clauses (ii) and (iii) of this Section 4.4(b), as would not reasonably be expected to have, individually or in the aggregate, (x) a Material Adverse Effect or (y) prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

4.5.           Compliance with Laws; Licenses.

(a)            The businesses of the Company and its Subsidiaries and, to the Knowledge of the Company, the JV Entity are not currently being conducted, and at no time in the past five years have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no investigation or review by any Governmental Entity with respect to the Company, any of its Subsidiaries or, to the Knowledge of the Company, the JV Entity is pending or threatened in writing, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, (i) a Material Adverse Effect or (ii) prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement.

(b)            The Company and its Subsidiaries hold, and at all times in the past five years held, all Licenses and have filed all required tariffs, reports, notices and other documents with all applicable Governmental Entities and paid all fees and assessments due and payable in connection therewith necessary for the Company and each of its Subsidiaries to own, lease and operate its properties and assets as presently conducted and used, and to carry on and operate its businesses as currently conducted, except where such failure would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All Licenses are in full force and effect and no suspension or cancellation of any of the Licenses is pending or, to the Knowledge of the Company, threatened in writing, and the Company and its Subsidiaries are in compliance with the terms of such Licenses, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)            Neither the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, any of its Representatives or the JV Entity has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made or offered to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) accepted any unlawful payments, or (iv) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect. In the past five years, neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, the JV Entity has received any written communication from a Governmental Entity that alleges or gives notice of any of the foregoing. The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws.

(d)            Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or its Subsidiaries, in the last five years, each of the Company, each of its Subsidiaries and, to the Knowledge of the Company, the JV Entity has at all times conducted all export transactions in accordance with all applicable U.S. export and re-export controls, including (i) the Export Control Reform Act of 2018 and the Export Administration Regulations, (ii) statutes, executive orders and regulations administered by OFAC and the U.S. Department of State, (iii) import control statutes and regulations administered by the U.S. Department of Homeland Security, U.S. Customs and Border Protection, (iv) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury and (v) all applicable sanctions, export and import controls and anti-boycott Laws of all other countries in which the business of the Company, any of its Subsidiaries or the JV Entity is conducted. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, the JV Entity has been since the Applicable Date or currently is the subject of a charging letter or penalty notice issued, or to the Knowledge of the Company, an investigation conducted, by a Governmental Entity pertaining to the above statutes or regulations in (i)-(v), nor are there any currently pending internal investigations by the Company pertaining to such matters. None of the Company, any of its Subsidiaries, or, to the Company’s Knowledge, the JV Entity or any directors, officers or employees of the foregoing, is (A) a Prohibited Person or (B) located, organized or resident in, or doing business in, a Prohibited Jurisdiction.

4.6.           CFIUS. Neither the Company nor any of its Subsidiaries is a U.S. business that (a) produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies”, (b) performs the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure” or (c) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens, in each case as such terms in quotation marks are defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

4.7.           Company Reports.

(a)            The Company has filed, as applicable, on a timely basis, all Company Reports required to be filed by the Company with the SEC and has timely paid all fees due in connection therewith.

(b)            Each of the Company Reports filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or shall comply (as applicable) in all material respects as to form with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and any rules and regulations promulgated thereunder. The Company Reports filed or furnished since the Applicable Date (or if amended or supplemented by a subsequent filing, as of such date of amendment or supplement) have not and shall not (as applicable), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that any such Company Report that is a registration statement filed pursuant to the Securities Act, did not and shall not (as applicable), contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Company Report and, to the Knowledge of the Company, (i) none of the Company Reports is the subject of ongoing SEC review and (ii) there are no internal investigations pending or threatened regarding any accounting practices of the Company.

(c)            None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13a or 15d of the Exchange Act, is required to file periodic reports with the SEC or is subject to the reporting requirements of any foreign Governmental Entity that regulates securities or any applicable foreign securities Law or any exchange or quotation service.

4.8.           Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a)            The Company maintains disclosure controls and procedures that are effective to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(b)            The Company maintains internal control over financial reporting that are effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on its financial statements.

(c)            As of the date of this Agreement, the Company’s management completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment is designed to determine whether such control was effective. Since such date, there have been no material changes in the Company’s internal control over financial reporting.

(d)            The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the Audit Committee, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and Audit Committee any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)            The Company has made available to Parent (i) a summary of any disclosure made by management to the Company’s auditors and Audit Committee contemplated by Section 4.8(d) since the Applicable Date to the date of this Agreement, (ii) any material communication regarding matters of noncompliance since the Applicable Date to the date of this Agreement made by management or the Company’s auditors to the Audit Committee required or contemplated by listing standards of the Nasdaq, the Audit Committee’s charter or professional standards of the Public Company Accounting Oversight Board and (iii) a summary of all material complaints or concerns relating to other matters made since the Applicable Date to the date of this Agreement through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of Law.

(f)             Since the Applicable Date to the date of this Agreement, there has not been delivered evidence of a violation of securities Laws to the Company’s chief legal officer, Audit Committee (or other committee of the Company Board designated for the purpose) or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting. Since the Applicable Date, the Company has been and is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of the Nasdaq.

4.9.           Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a)            Each of the consolidated balance sheets and consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows included in or incorporated by reference into the Company Reports filed since the Applicable Date: (i) were or shall be prepared (as applicable), in each case in accordance with, in all material respects, GAAP, except as may be specifically noted in the notes thereto, or, in the case of unaudited statements, as permitted by Form 10-Q; (ii) did or shall fairly present (as applicable), the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the consolidated results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to specific notes (none of which as presented would materially differ from those presented in the audited statements at the time of filing) and normal and recurring year-end audit adjustments that shall not be material in amount or effect, individually or in the aggregate), in each case, in all material respects; and (iii) were or shall be prepared (as applicable) from and are in accordance with the books and records of the Company and its Subsidiaries. There are no unconsolidated Subsidiaries of the Company.

(b)            Except (i) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) for obligations and liabilities (A) reflected or adequately reserved against in the Company’s most recent consolidated balance sheet or consolidated financial statements (including the notes thereto) included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement, (B) incurred in the ordinary course of business since the date of such consolidated balance sheet or (C) expressly contemplated by this Agreement or incurred in connection with the transactions contemplated by this Agreement, in each case, there are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise, that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP.

(c)            Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company or one or more of its Subsidiaries, on the one hand, and any other Person, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act).

4.10.         Litigation. As of the date of this Agreement, (a) there is no Proceeding that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any asset or property of the Company or of its Subsidiaries and (b) to the Knowledge of the Company, there is no Order that is outstanding against, or involving, the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries that, in the case of each of clauses (a) and (b), (i) would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole or (ii) would reasonably be expected to, individually or in the aggregate, prevent, materially impair or materially delay the ability of the Company to consummate the transactions contemplated by this Agreement. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any material Proceedings pending against any other Person.

4.11.         Product Liability. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no design defect, nor any failure to warn, nor any breach of any guarantee, warranty, or indemnity with respect to any Company Products now or previously researched, developed, commercialized, manufactured, sold, distributed or delivered by the Company or any of its Subsidiaries. There are no claims or other Proceedings pending or, to the Knowledge of the Company, threatened, alleging that the Company or any of its Subsidiaries has any liability (whether in negligence, breach of warranty, strict liability, failure to warn or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result with or in connection with the use of any Company Products.

4.12.         Absence of Certain Changes. Since December 31, 2023 and through the date of this Agreement, (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business, (b) there has not been a Material Adverse Effect, (c) there has not been any material damage, destruction or other casualty loss with respect to any material asset of the Company, whether or not covered by insurance and (d) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without Parent’s consent, would constitute a breach of any of the covenants set forth in Sections 6.1(a)(i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xi) or (xviii).

4.13.         Material Contracts.

(a)            Section 4.13(a) of the Company Disclosure Letter sets forth a list of all of the Contracts (other than Company Benefit Plans) described below to which the Company or any of its Subsidiaries is a party to or bound by, as of the date of this Agreement (any Contract so disclosed or required to be so disclosed, a “Material Contract”):

(i)            any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act);

(ii)           any Contract that (A) purports to restrict the ability of the Company or any of its Affiliates or, at or after the Effective Time, Parent or any of its Affiliates from (1) from directly or indirectly, engaging in any business or competing in any business (or line of business or geographic region) with any Person (including soliciting clients or customers), (2) operating its business in any manner or location or (3) enforcing any of its rights with respect to any of its material assets, (B) could, pursuant to its terms, require the, direct or indirect, disposition of any material assets or line of business of the Company or its Affiliates or acquisition of any material assets or line of business of any other Person or, at or after the Effective Time, Parent or any of its Affiliates or (C) imposes upon the Company or any of its Affiliates any (x) material minimum purchase obligation or (y) right of first negotiation, right of first refusal, or similar right, or (D) grants “most favored nation” status to any Person or contains “exclusivity” requirements, obligations or similar provisions that (x) are material to the Company and its subsidiaries, taken as a whole, and/or (y), at or after the Effective Time, would purport to apply to Parent or any of its Affiliates;

(iii)          any joint venture, collaboration, alliance, partnership, shareholder, development, co-development or similar profit-sharing Contract, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(iv)          any Contract providing for the development of any material Company Intellectual Property, material Company Product or any other material technology or Intellectual Property Rights, independently or jointly, by or for the Company (other than employee invention assignment agreements and consulting agreements that do not substantially deviate from the Company’s standard forms, copies of which have been provided to Parent);

(v)           any Contract pursuant to which the Company or any of its Subsidiaries (A) grants to, or receives from, a third party any license, covenant not to sue, option under, restriction on or similar right with respect to material Company Intellectual Property or (B) receives from a third party any license, covenant not to sue, option under or similar right with respect to material third-party Intellectual Property Rights used in the conduct of the business of the Company or any of its Subsidiaries or incorporated into or distributed or used with any Company Product, in each case, other than inbound licenses to commercially available, non-customized or off-the-shelf Software and non-exclusive outbound licenses granted in the ordinary course of business to third-party services providers, including contract research and contract manufacturing organizations, solely for the purpose of performance of their respective services on behalf of the Company;

(vi)          any Company Government Contract;

(vii)         any Contract involving payment by or to the Company or any of its Subsidiaries of more than $1,000,000 in 2024 or is expected to involve payment by or to the Company or any of its Subsidiaries of more than $1,000,000 in 2025;

(viii)        any agency, sales, marketing, commission, distribution, formulary or medical benefit coverage, international or domestic sales representative or similar Contract that resulted in the payment by or to the Company or any of its Subsidiaries of more than $500,000 in the aggregate in 2024 or is expected to involve payment by or to the Company or any of its Subsidiaries of more than $500,000 in 2025;

(ix)           any Contract pursuant to which the Company or any of its Subsidiaries has contingent obligations that upon satisfaction of certain conditions precedent may result in (A) the payment by the Company or any of its Subsidiaries of more than $500,000 upon the achievement of regulatory or commercial milestones or (B) the payment by the Company or any of its Subsidiaries of more than $750,000 in the aggregate over a twelve month period upon the receipt of revenue or income based on product sales;

(x)            any Contract (A) providing for indemnification or guarantee by the Company or any of its Subsidiaries of any Person or pursuant to which any indemnification or guarantee obligations of the Company or any of its Subsidiaries remain outstanding or otherwise survive as of the date of this Agreement that is material to the Company and its Subsidiaries, taken as a whole, or (B) containing any deferred or contingent purchase price, “earnout” or similar provisions that would cause the Company or any of its Subsidiaries to owe any amount of additional consideration to any Person which remain outstanding or otherwise survive as of the date of this Agreement;

(xi)           any Contract (other than trade debt or letters of credit for leased real property, in each case incurred in the ordinary course of business) for Indebtedness for borrowed money, having an outstanding principal or notional amount (as applicable) in excess of $500,000 (and Section 4.13(a)(xi) of the Company Disclosure Letter sets forth the amount outstanding or the notional value with respect to each such Contract, as applicable);

(xii)          any Contract creating any Encumbrance upon any assets of the Company and its Subsidiaries securing obligations in excess of $500,000;

(xiii)        any Contract that grants any rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any person with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(xiv)        any Contract under which the Company or any of its Subsidiaries has granted any Person registration rights (including demand and piggy-back registration rights) that does not terminate by its terms in connection with the Closing without any liability to the Company or any of its Subsidiaries; or

(xv)         any “hold harmless,” Tax sharing, allocation or indemnification agreement or arrangement or has any liability or potential liability under any such agreement or arrangement (other than, in each case, (A) such agreements or arrangements solely between or among the Company and any of its Wholly Owned Subsidiaries and (B) customary commercial contracts the principal subject of which is not Taxes).

(b)            A correct and complete copy of each Material Contract (including any amendments or supplements thereto) has been made available to Parent.

(c)            Except for expirations in accordance with the terms of the Material Contracts, each such Material Contract is valid and binding on the Company or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except (i) as may be limited by the Bankruptcy and Equity Exception or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)            There is no breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other Party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, except in each case for those breaches, violations, or defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

4.14.         Employee Benefits.

(a)            Section 4.14(a) of the Company Disclosure Letter sets forth a correct and complete list of each Company Benefit Plan.

(b)            With respect to each Company Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including, for the avoidance of doubt, any amendments or supplements thereto, and all related trust documents or other funding vehicle documents (or where no such copies are available, a written description thereof), (ii) the most recently prepared actuarial report and (iii) all material correspondence to or from any Governmental Entity received since the Applicable Date with respect thereto (or where no such copies are available, a reasonably detailed written description thereof).

(c)            (i) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in all material respects in compliance with its terms and applicable Law, including, ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have been paid or accrued in accordance with GAAP and (iii) there are no material Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto.

(d)            With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (ii) the most recent IRS determination or opinion letter and (iii) the two most recent annual reports (Form 5500 or 990 series and, for the avoidance of doubt, all schedules and financial statements attached thereto).

(e)            Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(f)             Neither the Company nor any Company ERISA Affiliate has in the last six years contributed (or had any obligation to contribute) to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(g)            Neither the Company nor any Company ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any multiemployer plan (as defined in Section 4001 of ERISA) in the last six years.

(h)            No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(i)             Except as required by applicable Law or as set forth on Section 4.14(i) of the Company Disclosure Letter, (i) no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide any such benefits and (ii) to the extent that the Company or any of its Subsidiaries sponsors any such plans (other than existing employment, severance or similar agreement, plan or policy in effect as of the date of this Agreement), the Company or the applicable Subsidiary has reserved the right to terminate, amend, supplement or otherwise modify at any time each Company Benefit Plan that provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person.

(j)             Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in all material respects in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code.

(k)            None of the execution and delivery of or the performance under this Agreement or the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any Company Employee to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Employee, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material obligation or liability under any Company Benefit Plan, or (v) limit or restrict the right to merge, terminate, materially amend, supplement or otherwise modify or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(l)             None of the execution and delivery of or the performance under this Agreement, the receipt of the Requisite Company Vote or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement could, either individually or in combination with another event, result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(m)           Neither the Company nor any Subsidiary thereof has any obligation to provide, and no Company Benefit Plan or other agreement or arrangement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(n)            No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

4.15.         Labor Matters.

(a)            Section 4.15(a) of the Company Disclosure Letter sets forth, with respect to each Company Employee (i) the name of such Company Employee and the date as of which such Company Employee was originally hired by the Company or any of its Subsidiaries, and whether the employee is on an active or inactive status as of the date of this Agreement, (ii) such Company Employee’s title, (iii) as of the date of this Agreement, such Company Employee’s: annualized base salary, outstanding vacation and paid time off accrual amounts, target annual bonus or target annual commission and contractual severance pay, (iv) whether such Company Employee is employed by the Company or one of its Subsidiaries, and, if by a Subsidiary, the name of the Subsidiary and (v) such Company Employee’s location.

(b)            Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization, and to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any employees of the Company or any of its Subsidiaries.

(c)            There is no, and since the Applicable Date there has not been any, (i) strike, lockout, slowdown, work stoppage, unfair labor practice or other labor dispute, or arbitration or grievance pending or, to the Knowledge of the Company, threatened, (ii) unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority or (iii) pending or, to the Company’s Knowledge, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former Company Employees.

(d)            The Company and each of its Subsidiaries is in material compliance with all applicable Law regarding labor, employment and employment practices, terms and conditions of employment, wages and hours (including classification of employees, discrimination, harassment and equitable pay practices), and occupational safety and health, including the appropriate classification of all current and former Company Employees as “exempt” or “non-exempt” and the payment of appropriate overtime. Neither the Company nor any of its Subsidiaries has incurred any obligation or liability under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

(e)            To the Knowledge of the Company, any individual who has performed or is performing services for the Company who has been classified as an independent contractor, as an employee of another entity whose services are leased to the Company, or any other non-employee category by the Company or any of its Subsidiaries has been or is correctly so classified. There are no, and since the Applicable Date there have not been any, pending, or, to the Company’s Knowledge, threatened Proceedings (including any litigation, class action suit, or regulatory investigation) against the Company or any of its Subsidiaries with respect to the classification or misclassification of Company Employees. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any direct or indirect liability with respect to the misclassification of any person who is performing or has performed services for the Company or any of its Subsidiaries (whether as an employee or independent contractor or exempt or non-exempt employee), and neither the Company nor any its Subsidiaries has any notice or knowledge of any pending or threatened claim by any person who is performing or has performed services for the Company or any of its Subsidiaries that he/she is or was misclassified for any purpose.

4.16.         Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws and have not received any written claims or notices alleging liability under any Environmental Law, (b) no Real Property currently or formerly leased, owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substances that could be expected to require remediation under any Environmental Law and (c) to the Knowledge of the Company, there are no other circumstances involving the Company or any of its Subsidiaries that could result in any claims, liabilities, costs or restrictions on the ownership, use or transfer of any property pursuant to any Environmental Law.

4.17.         Tax Matters.

(a)            The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any validly obtained extension of time within which to file) all income and other material Tax Returns required to be filed by any of them with the appropriate Taxing Authority and all such filed Tax Returns are correct and complete in all material respects, (ii) have timely paid all income and other material Taxes that are required to be paid (whether or not shown on any Tax Returns), (iii) have timely withheld and paid over to the proper Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes), (iv) have complied in all material respects with all information reporting (and related withholding) and record retention requirements relating to Taxes and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than with respect to customary extensions to file Tax Returns).

(b)            No deficiency with respect to any amount of Taxes in excess of $500,000 individually or in the aggregate has been proposed, asserted or assessed against the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are no Proceedings or audits pending or threatened in writing regarding any amount of Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries in excess of $500,000 individually or in the aggregate.

(c)            No claim has been made in writing or, to the Knowledge of the Company, otherwise by any Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is, or may be, subject to Tax by that jurisdiction.

(d)            Neither the Company nor any of its Subsidiaries has been informed by any Taxing Authority in writing that such Taxing Authority believes that the Company or any of its Subsidiaries was required to file any income or other material Tax Return that was not filed.

(e)            The Company has made available to Parent correct and complete copies of any Tax rulings or requests (including private letter rulings and requests), closing agreements, gain recognition agreements or similar agreements that are in full force and effect as of the date of this Agreement, as well as opinion letters (and related representation letters) with respect to Tax matters of the Company or any of its Subsidiaries, requested, executed or issued, as applicable.

(f)             There are no Encumbrances for Taxes (except Permitted Encumbrances) on any of the properties or assets of the Company or any of its Subsidiaries.

(g)            Neither the Company nor any of its Subsidiaries is a party to or is bound by any “hold harmless,” Tax sharing, allocation or indemnification agreement or arrangement or has any liability or potential liability under any such agreement or arrangement (other than (A) such an agreement or arrangement solely between or among the Company and any of its Subsidiaries and (B) customary commercial Contracts entered into the ordinary course of business, the principal subject of which is not Taxes).

(h)            Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group for income Tax purposes (other than a group the common parent of which was the Company or any of its Subsidiaries) or (ii) has any obligation or liability for the Taxes of any Person (other than the Company or any of their respective Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract (other than (A) such an agreement or arrangement solely between or among the Company and any of its Subsidiaries and (B) customary commercial Contracts entered into the ordinary course of business, the principal subject of which is not Taxes) or otherwise.

(i)             Neither the Company nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j)             Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any analogous provisions of state, local or non-U.S. Law).

(k)            Neither the Company nor any of its Subsidiaries shall be required to include any non-de minimis item of income in, or to exclude any non-de minimis item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction on or prior to the Closing Date, any accounting method change or agreement with any Taxing Authority, any prepaid amount received on or prior to the Closing Date outside the ordinary course of business, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Law), or any election pursuant to Section 108(i) or 965(h) of the Code (or any similar provision of state, local or non-U.S. Law) made with respect to any taxable period ending on or prior to the Closing Date.

(l)             Neither the Company nor any of its Subsidiaries is, or has been, a “United States shareholder” of any foreign corporation, within the meaning of Section 951(b) of the Code.

(m)           The U.S. federal income tax classification of each of the Company and its Subsidiaries is as listed on Section 4.17(m) of the Company Disclosure Letter.

(n)            Neither the Company nor any of its Subsidiaries has made any payments, is obligated to make any payments or is a party to any agreement that under certain circumstances could obligate it to make any payments that shall not be deductible by reason of Section 162(m) of the Code.

(o)            Neither the Company nor any of its Subsidiaries has availed itself of any government grants, Tax holidays, loans or other Tax benefits or relief related to COVID-19, including a loan under the paycheck protection program or relief pursuant to Sections 2301 or 2302 of the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local Law.

(p)            To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is or has ever been subject to Tax in any jurisdiction other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(q)            Neither the Company nor any of its Subsidiaries is or has been tax resident in any jurisdiction other than its country of incorporation, organization or formation.

(r)             Neither the Company nor any of its Subsidiaries is or has been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and any applicable Treasury Regulations.

4.18.        Real Property.

(a)            Neither the Company nor any of its Subsidiaries owns any real property.

(b)            Section 4.18(b) of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of all Leased Real Property, together with (i) a description of the principal functions conducted at each parcel of Leased Real Property and (ii) a correct street address and such other information as is reasonably necessary to identify each parcel of Leased Real Property.

(c)            With respect to the Leased Real Property, (i) the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, (ii) there is no breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such leases or subleases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (iii) there are no written or, to the Knowledge of the Company, oral subleases granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

4.19.        Intellectual Property.

(a)            Section 4.19(a) of the Company Disclosure Letter sets forth a correct and complete list of all Company Intellectual Property that is Registered (“Registered Company IP”), indicating for each item of Registered Company IP (i) the name of the record owner, (ii) the applicable application, registration or serial or other similar identification number, (iii) the jurisdiction in which such item has been registered or filed, (iv) the date of filing or issuance and (v) solely with respect to Internet domain names and social media accounts, the applicable Internet domain name registrar and social media account registrar.

(b)            All Registered Company IP and all other material Company Intellectual Property is subsisting and is not subject to any outstanding Order issued by or with any Governmental Entity that adversely affects the Company’s or any of its Subsidiaries’ use of, or its rights to, such Intellectual Property Rights. The issued and granted Registered Company IP is unexpired, valid and, to the Knowledge of the Company, enforceable. No interference, reissue, reexamination, post grant Proceeding (such as inter partes review, post grant review or opposition) or other Proceeding of any nature (other than patent or trademark prosecution activities being conducted before a Governmental Entity in the ordinary course of business) is pending or, to the Knowledge of the Company, threatened, in which the scope, validity, enforceability, inventorship or ownership of any Registered Company IP is contested or challenged.

(c)            With respect to Registered Company IP for which it controls the prosecution thereof, the Company and each of its Subsidiaries have (i) taken commercially reasonable steps to avoid revocation, cancellation, lapse or other events that adversely affect the enforceability, use or priority of such Registered Company IP, (ii) made all filings, payments and other actions required to be made or taken by the Company or its Subsidiaries to maintain registration, prosecution or maintenance of such Registered Company IP in full force and effect by the applicable deadline, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications and (iii) complied in all material respects with their respective duties of disclosure, candor and good faith to the United States Patent and Trademark Office and any relevant foreign patent or trademark office, and have made no material misrepresentation in any patent or trademark applications included in the Registered Company IP, or in any submission filed in the course of prosecuting any such applications, in each case filed by or on behalf of the Company or any of its Subsidiaries.

(d)            The Company or its Subsidiaries, as applicable, own or have sufficient and valid rights pursuant to written agreements to use all Company Intellectual Property and all other Intellectual Property Rights used in or reasonably necessary for the operation of the business of the Company and its Subsidiaries as currently conducted, all of which rights shall survive the consummation of the transactions contemplated by this Agreement without modification, cancellation, termination, suspension of or acceleration of any right, obligation or payment with respect to any such Intellectual Property Rights.

(e)            Each of the Patents in the Owned Intellectual Property and, to the Knowledge of the Company, each other Patent in the Registered Company IP, properly identifies each and every inventor of the claims thereof as determined in accordance with the laws of the applicable jurisdiction.

(f)             The Company and its Subsidiaries, as applicable, exclusively own all right, title and interest to the Owned Intellectual Property. All Owned Intellectual Property and, to the Knowledge of the Company, all other Company Intellectual Property, is owned free and clear of all Encumbrances (except Permitted Encumbrances).

(g)            To the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate, and has not, infringed, misappropriated or otherwise violated, the Intellectual Property Rights of any other Person, where such infringement, misappropriation or other violation was or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(h)            Neither the Company nor any of its Subsidiaries is a party to any pending, outstanding, threatened or imminent Proceeding, or has received, any written notice or claim (including invitations to take a license), alleging that the conduct of the businesses of the Company and its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third Person.

(i)             To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Intellectual Property. Neither the Company nor any of its Subsidiaries is a party to any pending, outstanding, threatened or imminent Proceeding, or has sent any written notice or claim (including invitations to take a license), alleging the foregoing.

(j)             The Company and each of its Subsidiaries has taken reasonable security, organizational, physical, administrative and technical efforts (including executing appropriate non-disclosure agreements) designed to protect against unauthorized disclosure and designed to protect the secrecy, confidentiality, and value of its Trade Secrets and other material confidential and technical information, and to the Knowledge of the Company, no such Trade Secrets or other material confidential and technical information have been used by, disclosed to or discovered by any Person except pursuant to written, valid and appropriate non-disclosure agreements restricting the disclosure and use thereof, which have not been breached.

(k)            The Company and each of its Subsidiaries have obtained from all parties (including current or former employees, officers, directors, consultants and contractors), who have created or developed any portion of, or otherwise who would have any rights in or to, material Intellectual Property Rights developed on behalf of the Company or its Subsidiaries (for the avoidance of doubt, excluding any Company Intellectual Property that is exclusively licensed to the Company or any of its Subsidiaries), written, valid and enforceable assignments of any such Intellectual Property Rights to the Company or its applicable Subsidiary.

(l)             No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution are being used, or have been used, to create any Owned Intellectual Property or, to the Knowledge of the Company, any other Company Intellectual Property, in each case, except for any such funding, facilities or personnel that would not result in (i) such Governmental Entity or institution obtaining ownership rights in or any other rights (conditional or not) to use, license or otherwise exploit any such Company Intellectual Property, or (ii) any obligation of the Company or any of its Subsidiaries (conditional or not) to manufacture one or more Company Products in a particular country or otherwise specified location.

4.20.        Information Technology; Cybersecurity.

(a)            The Company and its Subsidiaries maintain appropriate written policies and organizational, physical, administrative and technical measures regarding privacy, cybersecurity and data security that are commercially reasonable, and consistent in all material respects with (i) applicable Law, (ii) standard industry practices and (iii) any publicly-facing statements or policies adopted by the Company or any of its Subsidiaries.

(b)            The Company and its Subsidiaries have established and implemented commercially reasonable measures designed to protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third Persons, including the implementation of reasonable backup and disaster recovery technology processes consistent with standard industry practice.

(c)            Since the Applicable Date, (i) there has been no material Security Breach of any of the IT systems of the Company, and of its Subsidiaries or, to the Knowledge of the Company, any of third parties that Process Personal Information on their behalf, including any Security Breach that would require notification under applicable Data Protection and Security Laws to any Person or Governmental Entity and (ii) there have been no disruptions in the IT systems of the Company, any of its Subsidiaries or such third parties that materially adversely affected the Company’s or any its Subsidiaries’ business or operations.

(d)            Except as would not reasonably be expected to, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the IT Assets used by the Company or any of its Subsidiaries (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by the business as presently conducted, (ii) have not malfunctioned or failed in the past since the Applicable Date and (iii) are free from bugs, other defects, and Malicious Code.

4.21.         Data Protection.

(a)            Since the Applicable Date, the Company and its Subsidiaries (i) have been in compliance in all material respects with (A) all applicable Data Protection and Security Laws, (B) contractual obligations and (C) publicly-facing statements or policies adopted by the Company and its Subsidiaries, in the cases of clauses (B) and (C) above, to which the Company or its Subsidiaries are subject and relating to the Processing of any Personal Information collected or otherwise used by the Company or its Subsidiaries in any manner and (ii) as of the date of this Agreement, have not notified any Person or Governmental Entity or, to the Knowledge of the Company, been required to notify any Person or Governmental Entity of any Security Breach.

(b)            The Company and each of its Subsidiaries have used commercially reasonable efforts to ensure that all third-party service providers, outsourcers, processors or other third parties who Process Personal Information for or on behalf of the Company or its Subsidiaries have agreed to take reasonable steps to protect and secure Personal Information from loss, theft, misuse or unauthorized access, use, modification or disclosure. To the Knowledge of the Company, except as would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries, any third party who has provided Personal Information to the Company or its Subsidiaries has done so in compliance with applicable Data Protection and Security Laws, including providing any notice and obtaining any consent required.

(c)            Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any third parties that Process Personal Information on their behalf, has received any written notice of any claims from any Governmental Entity or other Person of, or been subject to any Proceedings concerning, the violation of any Data Protection and Security Laws, applicable privacy policies, or contractual commitments with respect to Personal Information. To the Knowledge of the Company, there are no facts or circumstances that could form the basis of any such notice or claim. Since the Applicable Date, none of the Company’s or any of its Subsidiaries’ publicly-facing statements or notices regarding its collection and treatment of Personal Information have been materially misleading or materially deceptive.

4.22.         Regulatory Agencies and Related Matters.

(a)            There are no actual or, to the Knowledge of the Company, threatened enforcement actions by any Regulatory Agency against the Company or any of its Subsidiaries. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened claim, suit, Proceeding, hearing, audit, inspection, investigation, arbitration or other adverse action by any Regulatory Agency against the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no Regulatory Agency is considering such action.

(b)            Since the Applicable Date, all material applications, reports, documents, claims, submissions, and notices required to be filed, maintained, or furnished to any Regulatory Agency, including all adverse event reports of and registrations and reports required to be filed with clinicaltrials.gov, by the Company or any of its Subsidiaries, have been so filed, maintained or furnished. All such material applications, reports, documents, claims, submissions, and notices were timely filed and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). The Company has delivered or made available to Parent (i) a complete and correct copy of each Investigational New Drug application (“IND”) and approved New Drug Application (“NDA”) sponsored and presently held by the Company with respect to each Company Product or Product Candidate, including all supplements and amendments thereto, (ii) copies of all clinical study reports under such INDs and (iii) all material correspondence to or from the Company and each of its Subsidiaries and any Regulatory Agency with respect to such INDs and NDAs.

(c)            Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any FDA Form 483, notice of violation, warning letter, untitled letter or other correspondence or written notice from any Regulatory Agency alleging or asserting material noncompliance with any applicable Healthcare Laws or Licenses. Since the Applicable Date, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice from any Person alleging that any operation or activity of the Company or any of its Subsidiaries is in violation of any applicable Healthcare Law.

(d)            Since the Applicable Date, any and all preclinical and clinical investigations, studies or clinical trials (“Clinical Trials”), being conducted by the Company or any of its Subsidiaries, in respect of a Company Product for submission to any Regulatory Agency or other Governmental Entity, have been and are being conducted in material compliance with all applicable study protocols and Healthcare Laws, rules and regulations, including the applicable requirements of Good Laboratory Practice Requirements or Good Clinical Practices. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice, correspondence or other communication from any Regulatory Agency, any other Governmental Entity, any Institutional Review Board (or equivalent, duly constituted under applicable local law(s)) or clinical investigator alleging a lack of material compliance with any Healthcare Laws or requiring the termination, suspension or material modification of any ongoing clinical studies conducted by or on behalf of the Company or any of its Subsidiaries.

(e)            Since the Applicable Date, the development, testing, manufacture, processing, packaging, labeling, import, export, advertising, promotion, distribution, storage, marketing, commercialization and sale, as applicable, of each Company Product have been and are being conducted in compliance in all material respects with all applicable Healthcare Laws, including the applicable requirements of Good Manufacturing Practices, Good Laboratory Practice Requirements and Good Clinical Practices.

(f)             Since the Applicable Date, there have been no recalls, field notifications, market withdrawals or replacements, “dear doctor” letters, investigator notices or other notices of adverse action relating to a safety concern or alleged lack of regulatory compliance of any Company Product issued by the Company or any of its Subsidiaries or required by a Governmental Entity and, to the Knowledge of the Company, there are no facts or circumstances that would be reasonably likely to result in such action or the termination or suspension of the development and testing of a Company Product.

(g)            Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of its officers, employees, agents or clinical investigators have (i) made an untrue statement of a material fact or fraudulent statement to any Regulatory Agency, (ii) failed to disclose a material fact required to be disclosed to any Regulatory Agency or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of its Subsidiaries nor any of its officers, employees, or, to the Knowledge of the Company, agents have been convicted of any crime or engaged in any conduct that has resulted in or would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or any similar Law or (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law. No claims, actions, Proceedings that would reasonably be expected to result in such a material debarment or exclusion are pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their respective officers, employees or agents.

(h)            Neither the Company nor any of its Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement Orders or similar agreements with or imposed by any Regulatory Agency.

4.23.         Healthcare Regulatory Compliance.

(a)            The Company and each of its Subsidiaries are, and at all times since the Applicable Date have been, in material compliance with all applicable Healthcare Laws. As of the date of this Agreement, there is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, Proceeding, written notice or demand pending, received by or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries related to such Healthcare Laws.

(b)            To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in an unlawful or unauthorized practice of medicine or other professionally licensed activities through any websites sponsored or operated, or formerly sponsored or operated, by the Company or any of its Subsidiaries.

(c)            The Company has implemented a compliance program designed to comply with applicable Healthcare Laws and industry standards.

(d)            No Person has filed against the Company an action relating to the Company under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

4.24.         Insurance. Section 4.24 of the Company Disclosure Letter sets forth a list of all Insurance Policies maintained by the Company and any of its Subsidiaries and all outstanding claims against such Insurance Policies as of the date of this Agreement. The Company has made available to Parent correct and complete copies of these Insurance Policies. All Insurance Policies maintained by the Company or any of its Subsidiaries are with reputable insurance carriers (to the extent applicable), provide full and adequate coverage for all customary risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar risks, except as would not reasonably be expected have, individually or in the aggregate, a Material Adverse Effect. As of the date of this Agreement, there are no disputes with the insurers of any such Insurance Policies or any claims pending under such Insurance Policies as to which coverage has been reserved, questioned, denied or disputed by the insurers of such policies. As of the date of this Agreement neither the Company nor any of its Subsidiaries has failed to give proper notice of any claim under any such policy in a valid and timely fashion. As of the date of this Agreement, each Insurance Policy is in full force and effect and, to the extent applicable, all premiums due with respect to all Insurance Policies have been paid, and, to the extent applicable, neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any of the Insurance Policies or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.25.         Takeover Statutes. Assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 5.8, no Takeover Statute or any anti-takeover provision in the Company’s Organizational Documents is applicable to the Company, the Shares or the transactions contemplated by this Agreement and, prior to the date of this Agreement, the Company Board has taken all action necessary so that the restrictions set forth in Section 203 of the DGCL applicable to “business combinations” (as such term is defined in Section 203 of the DGCL) are and shall be, inapplicable to the execution and delivery of and the performance under this Agreement and the transactions contemplated by this Agreement.

4.26.         Brokers and Finders. Neither the Company, nor any of its Subsidiaries has retained any broker, finder or investment bank or has incurred or shall incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that the Company has retained Centerview Partners and Goldman Sachs as its financial advisors in connection with the transactions contemplated by this Agreement. The Company has made available to Parent correct and complete copies of each engagement letter with Centerview Partners and Goldman Sachs.

4.27.         No Other Representations or Warranties. Except for the express written representations and warranties made by the Company in this Agreement and in any instrument or other document expressly delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty express or implied regarding the Company or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and the Company expressly disclaims any other representations or warranties. Neither the Company nor any Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to it or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any of its Affiliates or the business, operations or affairs of the Company or any of its Affiliates, except to the extent and as expressly covered by a representation and warranty made in this Article IV of this Agreement or in any instrument or other document expressly delivered pursuant to this Agreement.

4.28.         Acknowledgement by the Company. None of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties or information regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, other than the express written representations and warranties expressly set forth in Article V and in any instrument or other document expressly delivered pursuant to this Agreement; provided, however, that notwithstanding the provisions of this Section 4.28 or Section 5.9, nothing in this Section 4.28 or Section 5.9 shall limit the Company’s remedies with respect to claims of fraud arising from or related to this Agreement. Except for the representations and warranties expressly set forth in Article V or in any instrument or other document expressly delivered pursuant to this Agreement, the Company hereby acknowledges that neither Parent nor Merger Sub, nor any other Person, has made or is making any other express or implied representation or warranty regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub, as applicable.

Article V

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub each hereby represent and warrant to the Company that:

5.1.           Organization, Good Standing and Qualification.

(a)            Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b)            Parent has made available to the Company correct and complete copies of Merger Sub’s Organizational Documents that are in full force and effect as of the date of this Agreement.

5.2.           Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 100 shares of common stock of Merger Sub, par value $0.01 per share. As of the date of this Agreement, all such shares were issued and outstanding. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and are validly issued, fully paid and non-assessable and owned by Parent.

5.3.           Corporate Authority. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject only to adoption of this Agreement by Parent or a Wholly Owned Subsidiary thereof (in its capacity as sole stockholder of Merger Sub). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.4.           Governmental Filings; No Violations.

(a)            Other than the expirations of waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act and the other Antitrust Law in the jurisdictions set forth on Section 7.1(b)(i) of the Company Disclosure Letter, (ii) pursuant to the DGCL, (iii) required to be made with or obtained from the SEC, (iv) required as a result of any facts or circumstances relating solely to the Company or its Affiliates and (v) under the Takeover Statutes and state securities and “blue sky” Laws (collectively, the “Parent Approvals”), no expirations of waiting periods under applicable Law are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or Merger Sub with, nor are any required to be obtained by Parent or Merger Sub from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b)            The execution and delivery of and performance under this Agreement by Parent and Merger Sub do not, and the consummation of the transactions contemplated by this Agreement, shall not: (i) assuming (solely with respect to the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 6.6, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Parent or Merger Sub; (ii) assuming (solely with respect to the performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement) the satisfaction of the obligations contemplated by Section 6.6 and the waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Parent or Merger Sub is subject; or (iii) assuming (solely with respect to the performance under this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated by this Agreement) the waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, or cause or permit a termination, non-renewal or modification of or acceleration or creation of any right or obligation under or the creation of an Encumbrance on any of the rights, properties or assets of Parent or Merger Sub pursuant to, any Contract binding upon Parent or Merger Sub or any License necessary to conduct of the business of Parent or Merger Sub as currently conducted, except, in the case of clauses (ii) and (iii) of this Section 5.4(b), as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

5.5.           Litigation. As of the date of this Agreement, (a) there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any asset or property of Parent or Merger Sub and (b) there is no Order outstanding against, or involving, Parent or Merger Sub that, in the case of each of clauses (a) and (b), would reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

5.6.           Available Funds. As of the Closing, Parent shall have available to it, or shall cause Merger Sub to have available to it, funds sufficient to (a) make all payments contemplated by this Agreement (including the payment for all amounts payable pursuant to Article III in connection with or as a result of the Merger) and (b) pay all fees and expenses required to be paid at the Closing by the Company, Parent or Merger Sub in connection with the Merger. Parent and Merger Sub expressly acknowledge and agree that their obligations under this Agreement, including their obligations to consummate the Merger or any of the other transactions contemplated by this Agreement, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

5.7.           Brokers and Finders. Neither Parent nor Merger Sub, nor any of their respective directors or employees (including any officers) has retained any broker, finder or investment bank or has incurred or shall incur any obligation or liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement, except that Parent has retained J.P. Morgan Securities LLC as its financial advisor in connection with the transactions contemplated by this Agreement.

5.8.           Ownership of Shares. None of Parent, Merger Sub or any of their respective Affiliates (a) beneficially owns any Shares or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case, during the three years prior to the date of this Agreement.

5.9.           No Other Representations or Warranties. Except for the express written representations and warranties made by Parent and Merger Sub in this Agreement and in any instrument or other document expressly delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes, or has made any representation or warranty, express or implied regarding Parent, Merger Sub or any of their respective Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, and each of Parent and Merger Sub expressly disclaims any other representations or warranties, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing.

5.10.         Acknowledgment by Parent and Merger Sub. None of Parent, Merger Sub or any of their respective Affiliates or their respective Representatives has relied on and none are relying on any representations or warranties or information regarding the Company or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement, other than the express written representations and warranties expressly set forth in Article IV and in any instrument or other document expressly delivered pursuant to this Agreement; provided, however, that notwithstanding the provisions of Section 4.27 or this Section 5.10, nothing in Section 4.27 or this Section 5.10 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud arising from or related to this Agreement. Except for the representations and warranties expressly set forth in Article IV or in any instrument or other document expressly delivered pursuant to this Agreement, the Parent and Merger Sub hereby acknowledge that neither the Company, nor any other Person, has made or is making any other express or implied representation or warranty regarding the Company or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the transactions contemplated by this Agreement and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

Article VI

Covenants

6.1.           Interim Operations.

(a)            The Company shall, and shall cause each of its Subsidiaries to, from and after the date of this Agreement until the Effective Time (unless Parent shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed) or as otherwise required by applicable Law), and except as otherwise expressly contemplated by this Agreement or as set forth in Section 6.1(a) of the Company Disclosure Letter, conduct its business in the ordinary course of business and in accordance with applicable Law in all material respects, in each case consistent with past practice, as applicable, to the extent consistent with the foregoing, shall use and cause each of its Subsidiaries to use their respective reasonable best efforts to comply with and maintain its Material Contracts and maintain its and its Subsidiaries’ relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors employees and agents, except as otherwise expressly contemplated by this Agreement. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except (A) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (B) as expressly contemplated by this Agreement, (C) as required by applicable Law or (D) as set forth in the corresponding subsection of Section 6.1(a) of the Company Disclosure Letter, the Company shall not and shall cause its Subsidiaries not to:

(i)            adopt or propose any change in its Organizational Documents;

(ii)           merge or consolidate the Company or any of its Subsidiaries with any other Person or restructure, reorganize, recapitalize or completely or partially liquidate or dissolve;

(iii)           acquire any Person or any assets constituting a business unit or division, whether directly or indirectly and by any manner, from any other Person, or otherwise make any investments, including as related to research and development, or capital expenditures, in each case with or for a total volume of funds deployed, a fair market value or purchase price in excess of $500,000 in any individual transaction or series of related transactions or $1,000,000 in the aggregate, other than (A) as set forth in the line items of the Company’s capital budget set forth in Section 6.1(a)(iii) of the Company Disclosure Letter, (B) in accordance with the Company’s clinical development plans previously delivered to Parent and as set forth in Section 6.1(a)(iii)(B) of the Company Disclosure Letter and (C) for acquisitions of inventory or other goods in the ordinary course of business and transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(iv)          transfer, sell, lease, divest, cancel, abandon, license or otherwise dispose of, or incur, permit or suffer to exist the creation of any Encumbrance (other than any Permitted Encumbrance) upon, any properties or assets (other than Intellectual Property Rights, which are addressed in Section 6.1(a)(v)), product lines or businesses of the Company or any of its Subsidiaries, including capital stock of any of its Subsidiaries, except (A) in the ordinary course of business (including sales of Company Products) and (B) sales, leases, licenses or other dispositions of assets (not including services) with a fair market value not in excess of $500,000 in any individual transaction or series of related transactions or $1,000,000 in the aggregate other than pursuant to the express terms of any Material Contracts in effect prior to the date of this Agreement, or entered into after the date of this Agreement in accordance with this Agreement;

(v)           transfer, sell, lease, divest, assign, license, sublicense, grant a covenant not to sue with respect to, incur, permit or suffer to exist the creation of any Encumbrance (other than any Permitted Encumbrance) on, or otherwise abandon, cancel, let lapse or dispose of, any Company Intellectual Property, except non-exclusive licenses granted in the ordinary course of business;

(vi)          fail to make any filing, pay any fee, or take any other commercially reasonable action necessary to prosecute and maintain in full force and effect any material Registered Company IP for which the Company or any of its Subsidiaries controls prosecution and maintenance thereof;

(vii)         issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber, or otherwise enter into any Contract or other agreement or arrangement with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock, or any options, warrants or other rights of any kind to acquire any such shares of capital stock or such convertible or exchangeable securities (other than (A) proxies or voting agreements solicited by or on behalf of the Company in order to obtain the Requisite Company Vote or (B) the issuance of shares of such capital stock (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company or (2) in respect of Company Equity Awards outstanding as of the date of this Agreement or granted after the date of this Agreement not in violation of this Agreement in accordance with their terms and, as applicable, the Stock Plan in effect on the date of this Agreement);

(viii)        make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its Wholly Owned Subsidiaries) outside the ordinary course of business in excess of $500,000 individually or $1,000,000 in the aggregate;

(ix)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (including with respect to the Company, for the avoidance of doubt, Shares), except for dividends paid by any Wholly Owned Subsidiary to the Company or to any other Wholly Owned Subsidiary of the Company;

(x)            reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (including with respect to the Company, for the avoidance of doubt, Shares);

(xi)           assume, guarantee, issue or incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), or enter into any hedging agreements, except for (A) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to the Company than the Indebtedness being replaced up to $500,000, (B) guarantees of Indebtedness of its Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 6.1(a), (C) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging Contracts entered into in the ordinary course of business and not for speculative purposes, (D) Indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the ordinary course of business or (E) Indebtedness not in excess of $1,000,000 in the aggregate; provided, that any Indebtedness assumed, guaranteed, issued or incurred by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries otherwise becomes liable under this Section 6.1(a)(xi) shall permit prepayment at any time without penalty of any kind;

(xii)          enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement;

(xiii)         other than with respect to Material Contracts related to Indebtedness, which shall be governed by Section 6.1(a)(xi), (A) terminate or fail to use commercially reasonable efforts to renew any Material Contract or (B) amend, modify, supplement or waive, or assign, convey, encumber or otherwise transfer rights or interests under any Material Contract, except for, in each case, (x) expiration or non-renewals of any such Contract, (y) ministerial actions or (z) grants of non-exclusive licenses under Company Intellectual Property, in each case of (x), (y) and (z), in the ordinary course of business;

(xiv)         terminate, fail to renew, fail to maintain, fail to comply with or perform its obligations under, amend, modify, supplement, or waive, or assign, convey, encumber or otherwise transfer rights or interests under, any Contract set forth on Section 6.1(a)(xiv) of the Company Disclosure Letter;

(xv)          cancel, modify or waive any debts or claims held by or owed to the Company or any of its Subsidiaries having in each case a value in excess of $500,000 individually or $1,000,000 in the aggregate;

(xvi)         for the avoidance of doubt, except as expressly provided for by Section 6.12(a), adversely amend, modify, terminate, cancel or let lapse any material Insurance Policy, unless simultaneous with such termination, cancellation or lapse, replacement policies underwritten by reputable insurance carriers are in full force and effect, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed Insurance Policies for substantially similar premiums, as applicable, as in effect as of the date of this Agreement;

(xvii)        commence any Proceeding (other than counterclaims) for an amount in excess of $1,000,000 individually or $1,000,000 in the aggregate during any calendar year and/or settle or compromise any Proceeding for an amount in excess of $1,000,000 individually or $1,000,000 in the aggregate during any calendar year, or which would reasonably be expected to (A) prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, (B) have a materially negative impact on or impose any material restriction on the operations of the Company and its Subsidiaries or (C) involve any criminal liability, any admission of material wrongdoing or any material wrongful conduct by the Company or any of its Subsidiaries;

(xviii)       make any material changes with respect to accounting policies, procedures, methods, principals or practices, except as required by changes in GAAP;

(xix)         make any material Tax election (unless consistent with past practices) or, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to Taxes, settle, compromise or otherwise resolve any material Tax claim, audit, assessment, dispute or Proceeding in respect of any Tax liabilities, surrender any right to claim a material Tax refund, withdraw any material Tax refund claim or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(xx)          except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement and set forth on Section 4.14(a) of the Company Disclosure Letter, (A) increase in any manner the compensation or consulting fees, bonus, welfare, fringe or other benefits, severance or termination pay of any Company Employee, (B) become a party to, establish, adopt, materially amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement, (C) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Benefit Plan, (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans to any Company Employee (other than routine travel advances issued in the ordinary course of business), (G) hire, promote or terminate (other than for cause) the employment of any employee of the Company or any of its Subsidiaries at the level of Senior Director or above, (H) engage or terminate the services of any independent contractor (who is a natural person) with an annual consulting fee in excess of $50,000, (I) hire or engage the services of, in the aggregate, more than fifteen additional employees or independent contractors (who are natural persons) of the Company or any of its Subsidiaries (taken together) excluding any employee hired for a vacant position directly resulting from a prior termination or (J) terminate (other than for cause) more than five Company Employees who are members of the Company’s medical affairs or sales force departments;

(xxi)         (A) terminate any Clinical Trials in respect of any drug, combination product, compound, device, or product candidate (including for purposes of or in connection with diagnostics) being developed, tested, labeled, manufactured, or stored by the Company and/or its Subsidiaries (“Product Candidate”) that are ongoing as of the date of the Agreement, other than as required by a Governmental Entity, Institutional Review Board, or equivalent, duly constituted under applicable local law(s) (provided, that the Company promptly notifies Parent of any such requirement), or as recommended by a safety monitoring committee to address a safety concern, or (B) initiate or commit to initiate (alone or with any third party) any new Clinical Trial in respect of any material Product Candidate other than (x) the Clinical Trials set forth in the Company Disclosure Letter or (y) any Clinical Trial that would not result in aggregate expenditures (including clinical research organization fees, regulatory filing fees, study drug or materials, investigator fees, trial site costs and other outside expenses of such trials) over the course of such Clinical Trial of more than $2,000,000;

(xxii)        (A) other than with respect to a Company PAP, create, implement, operate, participate in or offer any patient assistance or patient support program that offers, provides or intends to provide free drug product (including any Product Candidate) or any cost-sharing assistance, such as co-pay coupons or co-pay cards in relation to a drug product, to any patient, including any federal healthcare program beneficiaries (each, a “Patient Assistance Program”), (B) make any material changes to, including, for the avoidance of doubt, any material expansion of, any Patient Assistance Program provided by the Company as of the date of this Agreement and set forth on Section 6.1(a)(xxii) of the Company Disclosure Letter (each, a “Company PAP”) or (C) fail to operate the Company PAPs;

(xxiii)       become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other Contract with a labor union, labor organization, works council or similar organization;

(xxiv)       amend, terminate or allow to lapse any material Licenses held by the Company or any of its Subsidiaries in a manner that materially and adversely impacts the ability of the Company and its Subsidiaries to conduct their respective businesses;

(xxv)        amend or modify the engagement letter of the Company’s financial advisors (or grant any discretionary fee or any comparable additional fee thereunder) in a manner that increases the fee or commission payable by the Company or any of its Subsidiaries;

(xxvi)       pay any discretionary fees to its advisors in connection with the Merger; or

(xxvii)      agree, authorize or commit to do any of the foregoing.

(b)            Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct the Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business and operations.

6.2.           Product Candidates. In furtherance and not in limitation of any other provision of this Agreement, to the extent permitted by applicable Law, including any Antitrust Law, the Company shall, and shall cause each of its Subsidiaries to, from and after the date of this Agreement until the Effective Time (unless Parent shall otherwise approve in writing or as otherwise required by applicable Law), keep Parent reasonably informed on a current basis of any material developments, material discussions or negotiations (a) with any Regulatory Agency or any other Governmental Entity and (b) with respect to value dossiers (e.g., HEOR, HTA, value dossiers for pricing authorities) (collectively and each component, a “Value Dossier”), in each case as relating to any Product Candidate. Without limiting the generality of the foregoing, to the extent permitted by applicable Law, including any Antitrust Law, in respect of each Product Candidate, the Company shall (i) consult with and promptly inform Parent of any material communication or notice received after the date of this Agreement from any Regulatory Agency or any other Governmental Entity, (ii) consult with and provide Parent with a reasonable opportunity to review, as reasonably in advance as practicable under the circumstances prior to (A) any material filings, material submissions (including any supplementary new drug applications), material correspondence (including briefing materials) or other material communications made by or on behalf of the Company and its Subsidiaries to, between or with any Regulatory Agency or any other Governmental Entity, and consider in good faith Parent’s comments to or in connection with, any such filings, submissions, correspondence or communication and (B) the preparation, processing, submission or publication of any Value Dossier, (iii) consult with and promptly inform Parent, and, unless prohibited by such Regulatory Agency or Governmental Entity, provide a representative of Parent with a reasonable opportunity to attend, as an observer, any material meetings (in person, video, telephonic or otherwise) between the Company and its Subsidiaries, on the one hand, and any Regulatory Agency or any other Governmental Entity, on the other hand, and with respect to other material inbound calls by any Regulatory Agency or any other Governmental Entity for which the Company did not have advance notice, promptly update Parent regarding such discussions, (iv) prepare or cause to be prepared, and promptly provide to Parent copies of, minutes of any material meetings between the Company and its Subsidiaries and its and their Representatives, on the one hand, and any Regulatory Agency or any other Governmental Entity, on the other hand, (v) promptly inform Parent and provide Parent with a reasonable opportunity (but no fewer than five Business Days) to comment, in each case, prior to making, or proposing to make, any material change to any study protocol, adding any new Clinical Trial, making any material change to a manufacturing plan or process, making any material change to a development timeline or initiating or making any material change to promotional or marketing materials or activities relating to any Product Candidates, (vi) promptly update Parent in writing with respect to any proposal to make a change described in the foregoing clause (v) that would materially affect the timing and cost of the development of any Product Candidate, and (vii) promptly inform Parent of the (purported or prospective) termination of material third party services used, contracted, relied upon or otherwise insourced in connection with any Product Candidate, including, but not limited to, service agreements, arrangements or Contracts with patient associations, service providers or manufacturers. The Company shall, and shall cause its Subsidiaries to, (1) take the actions set forth in Section 6.2 of the Company Disclosure Letter, and (2) use reasonable best efforts to promptly submit information and data to any Regulatory Agency or any other relevant Governmental Entity in response to specific inquiries from such Regulatory Agency or such Governmental Entity in connection with the aforesaid. Parent shall, and shall cause its officers, employees and other Representatives to, be reasonably available (via telephone, email and videoconference) in connection with the matters subject to this Section 6.2, and promptly provide the Company with any information and responses reasonably requested by the Company and take reasonable actions requested by the Company in connection therewith.

6.3.           Acquisition Proposals; Change of Recommendation.

(a)            No Solicitation. From and after the date of this Agreement, except as expressly permitted by this Section 6.3, the Company shall not, and shall cause its Subsidiaries not to and not permit their Representatives to, directly or indirectly:

(i)            initiate, solicit, propose or knowingly encourage or otherwise knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii)           engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than in response to an inquiry from the Person making the Acquisition Proposal to state that the terms of this provision prohibit such discussions or negotiations or to direct such Person to the Company’s public filings);

(iii)         provide any information or data concerning the Company or its Subsidiaries or access to the Company or its Subsidiaries’ properties, books and records to any Person or group (as defined under Section 13 of the Exchange Act) for the purpose of encouraging, or in response to, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; or

(iv)          otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)            Exceptions to No Solicitation. Notwithstanding anything to the contrary set forth in Section 6.3(a), but subject to the provisions of Section 6.3(c), prior to the time the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal that did not result from or in connection with a material breach of the obligations set forth in this Section 6.3, the Company and its Subsidiaries may, and may instruct their Representatives, to:

(i)            provide information concerning the Company and its Subsidiaries or access to the Company or its Subsidiaries’ properties, books and records in response to a request therefor (including non-public information regarding it or any of its Subsidiaries) to the Person or group (as defined under Section 13 of the Exchange Act) who made such an Acquisition Proposal; provided, that such information has previously been made available to Parent, or is made available to Parent prior to or concurrently with the time such information is made available to such Person or group, and prior to providing any such information or data, the Company and the Person or group (as defined under Section 13 of the Exchange Act) making such Acquisition Proposal shall have entered into a legally binding confidentiality agreement with terms that are generally not less restrictive to such Person or group (as defined under Section 13 of the Exchange Act) than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal or otherwise contain any standstill or similar provision) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and

(ii)           engage or otherwise participate in any discussions or negotiations with any such Person or group (as defined under Section 13 of the Exchange Act) regarding such Acquisition Proposal, if, and only if, prior to taking any action described in clause (i) or this clause (ii) of this Section 6.3(b), the Company Board determines in good faith, after consultation with outside legal counsel, that based on the information then available, including the terms and conditions of such Acquisition Proposal and those of this Agreement and after consultation with its financial advisors (A) such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal or (B) the failure to take such action is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)            Notice of Acquisition Proposals. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall promptly (but, in any event, within 24 hours) give notice to Parent if (i) any bona fide inquiry, proposals or offers with respect to an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal are, directly or indirectly, received by the Company, (ii) any information concerning the Company or its Subsidiaries or access to the Company or its Subsidiaries’ properties, books and records in connection with any Acquisition Proposal is requested from the Company or any of its Representatives or (iii) any discussions or negotiations relating to an Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal are sought to be engaged in or continued, by, from or with the Company, its Subsidiaries or any of its or any of their respective Representatives (as the case may be), setting forth in such notice copies of any written inquiries, proposals or offers, including the name of the applicable Person or group (as defined under Section 13 of the Exchange Act), the material terms and conditions of any such Acquisition Proposal or inquiry, proposal or offer, proposals or offers, including proposed agreements, and thereafter shall keep Parent reasonably informed of the status and material terms of any such proposals (including any material amendments or modifications thereto) and the status of any such discussions or negotiations on a reasonably current basis, but in any event within 24 hours of any change or development in such terms or status. The Company agrees that it and its Subsidiaries shall not enter into any agreement with any Person subsequent to the date of this Agreement that prohibits the Company from complying with this Section 6.3(c), including as to the specifics of any inquiry, proposal or offer.

(d)            No Change of Recommendation or Alternative Acquisition Agreement.

(i)            Except as permitted by Sections 6.3(d)(iii) and (d)(iv), and taking into account Section 6.3(e), the Company Board shall not:

(A)          fail to include the Company Recommendation in the Proxy Statement;

(B)          withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation in a manner adverse to Parent;

(C)           following the public disclosure of an Acquisition Proposal, fail to publicly reaffirm the Company Recommendation within the earlier of two Business Days prior to the Company Stockholders Meeting and five Business Days after receipt of any written request to do so from Parent;

(D)           approve or recommend, or publicly declare advisable, any Acquisition Proposal or approve or recommend, or publicly declare advisable or publicly propose to enter into, any Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (A), (B) and (C), a “Change of Recommendation”);

provided, that for the avoidance of doubt, none of (1) the factually accurate disclosure by the Company solely of the receipt of an Acquisition Proposal, (2) the determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal, or (3) the delivery by the Company of any notice contemplated by Section 6.3(c), shall, in and of themselves, constitute a Change of Recommendation.

(ii)            The Company Board shall not cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement, for so long as this Agreement is in effect.

(iii)           Notwithstanding anything to the contrary set forth in this Section 6.3(d), prior to the time the Requisite Company Vote is obtained, the Company Board may effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b) if (A) a bona fide written Acquisition Proposal that did not result from or in connection with a material breach of the obligations set forth in this Section 6.3 is received by the Company and (B) the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and the failure to effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b) in response to such Acquisition Proposal would reasonably be expected to be a breach of the directors’ fiduciary duties under applicable Law; provided, however, that no such actions may be taken unless and until: (I) the Company has given Parent written notice at least five Business Days in advance (the “Notice Period”), which notice shall set forth in writing that the Company Board intends to take such action and a reasonably detailed description of the basis therefor, and shall also include all information required by Section 6.3(c), mutatis mutandis; (II) during the Notice Period, to the extent requested by Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent to revise this Agreement in such a manner that the Superior Proposal ceases to be a Superior Proposal; and (III) at the end of the Notice Period, the Company Board shall have taken into account any revisions to this Agreement proposed, and irrevocably committed to, by Parent in writing and any other information offered by Parent in response to such notice contemplated by clause (I) of this Section 6.3(d)(iii) prior to the end of the Notice Period, and shall have thereafter determined in good faith, after consultation with outside legal counsel and its financial advisors, based on the information then available, that (x) in the case of an Acquisition Proposal, such Acquisition Proposal continues to constitute a Superior Proposal and (y) a failure to effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(b) would reasonably be expected to continue to be a breach of the directors’ fiduciary duties under applicable Law (it being understood that any revisions to the financial terms or any other material terms of such Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 6.3(c) and this Section 6.3(d)(iii), including for purposes of the initial Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to three Business Days).

(iv)          Notwithstanding anything to the contrary set forth in this Section 6.3(d), the Company Board may effect a Change of Recommendation in response to an Intervening Event if the Company Board determines in good faith, after consultation with outside legal counsel, based on the information then available, that failure to effect a Change of Recommendation on account of the Intervening Event would reasonably be expected to violate the directors’ fiduciary duties under applicable Law; provided, however, that the Company Board shall not make a Change of Recommendation unless and until the Company has (i) provided to Parent at least three Business Days’ prior written notice advising Parent that the Company Board intends to take such action and specifying the Intervening Event in reasonable detail and (ii) during such three-Business Day period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need or reason for the Change of Recommendation.

(e)            Certain Permitted Disclosure. Nothing set forth in this Section 6.3 shall prohibit the Company or the Company Board from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer), or (ii) making any “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act (or any similar communication) or from making disclosures to the stockholders of the Company required by the applicable provisions of the Exchange Act with regard to the transactions contemplated hereby or an Acquisition Proposal and such disclosures and communications shall not constitute a Change of Recommendation; provided, however, that if any such disclosure or communication has the effect of withdrawing, qualifying or modifying the Company Recommendation in a manner adverse to Parent, such disclosure or communication shall constitute a Change of Recommendation.

(f)            Existing Discussions. The Company (i) acknowledges and agrees, that as of the date of this Agreement, it has ceased and caused to be terminated any activities, solicitations, discussions and negotiations with any Person conducted prior to the date of this Agreement with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal and (ii) shall promptly (but in any event within two Business Days of the execution and delivery of this Agreement): (A) deliver a written notice to each such Person providing only that the Company (1) is ending all activities, discussions and negotiations with such Person with respect to an Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal and (2) is requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries furnished to any such Person with whom a confidentiality agreement was entered into at any time within the six-month period immediately preceding the date of this Agreement with respect to an Acquisition Proposal, and if applicable, terminate any physical and electronic data or other diligence access previously granted to such Persons.

(g)            Standstill Provisions. From the date of this Agreement and until the Effective Time, the Company shall not terminate, amend or otherwise modify or waive any provision of any “standstill” or similar agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement; provided, that the Company shall be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such agreement if the Company Board determines in good faith, after consultation with its outside legal counsel, based on the information then available, that the failure to take such action is reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

6.4.           Proxy Statement.

(a)            The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, but in any event within 15 Business Days after the date of this Agreement, a proxy statement in preliminary form relating to the Company Stockholders Meeting (such proxy statement and any amendments or supplements thereto, including the definitive proxy statement, the “Proxy Statement”, and the date the Proxy Statement is filed with the SEC, the “Proxy Statement Filing Date”). Except under the circumstances expressly permitted by Section 6.3, the Proxy Statement shall include the Company Recommendation.

(b)           The Company shall ensure that the Proxy Statement complies as to form and substance in all material respects with the applicable provisions of the Exchange Act. Each of the Company and Parent shall furnish all information concerning itself and its Affiliates that is required to be included in the Proxy Statement and each covenants that none of the information supplied by it or any of its Subsidiaries or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement shall, at the date of mailing to stockholders of the Company, at the time of the Company Stockholders Meeting or of filing with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement and Parent and Merger Sub assume no responsibility with respect to any information not supplied in writing by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

(c)            If at any time prior to the Company Stockholders Meeting, any information relating to the Company or Parent, or any of their respective Subsidiaries or its or their respective Representatives, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, so that either the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall as promptly as practicable following such discovery notify the other Party or Parties (as the case may be) and after such notification the Company shall, as and to the extent required by applicable Law, promptly (A) prepare an amendment or supplement to the Proxy Statement and (B) thereafter, cause the Proxy Statement as so amended or supplemented to be filed with the SEC and to be disseminated to its stockholders.

(d)            The Company shall (A) provide Parent and its outside legal counsel and its other Representatives with a reasonable opportunity to review and comment on drafts of the Proxy Statement and other documents and communications related to the Company Stockholders Meeting prior to filing, furnishing or delivering such documents with or such communications to the applicable Governmental Entity and dissemination of such documents or communications to the Company’s stockholders, (B) consider in good faith any comments provided by Parent or its outside legal counsel for inclusion in the Proxy Statement and such other documents and communications related to the Company Stockholders Meeting and (C) to the extent reasonably practicable, permit Parent and its outside legal counsel to participate in all communications with the SEC (including all meetings and telephone conferences) relating to the Proxy Statement.

(e)            Without limiting the generality of the provisions of Section 6.8, the Company shall promptly notify Parent of the receipt of any comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information and shall as promptly as practicable following receipt thereof provide Parent, if applicable, copies of all correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement (or where no such copies are available, a reasonably detailed written description thereof) and provide Parent, its outside legal counsel and its other Representatives a reasonable opportunity to participate in any discussions or meetings with the SEC (or portions of any such discussions or meetings that relate to the Proxy Statement). The Company shall, subject to the requirements of Section 6.4(d), (A) use its reasonable best efforts to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement by the SEC and any requests by the SEC for any amendment or supplement to the Proxy Statement or for additional information and (B) cause the definitive Proxy Statement to be mailed as promptly as practicable after the date the SEC staff confirms that the SEC does not intend to review the preliminary Proxy Statement or advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement. Each of Parent and Merger Sub shall furnish to the Company the information relating to it as required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement and provide such other assistance as may be reasonably required by the Company.

6.5.           Company Stockholders Meeting. The Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to (i) duly convene and hold the Company Stockholders Meeting as promptly as practicable after the mailing of the Proxy Statement to the Company stockholders and (ii) cause a vote upon the adoption of this Agreement to be taken thereat. At the Company Stockholders Meeting, Parent shall cause any Shares held by Parent or its Subsidiaries in favor of the adoption of this Agreement.

(a)            The Company Stockholders Meeting shall not be postponed or adjourned by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, that: the Company may postpone or adjourn, and, if directed to do so by Parent, shall postpone or adjourn, the Company Stockholders Meeting (i) if such postponement or adjournment is, in the reasonable opinion of the Company’s outside legal counsel or Parent’s reasonable judgment, required by applicable Law or necessary to ensure that any required supplement or amendment (including with respect to a Change of Recommendation) to the Proxy Statement is delivered to the stockholders of the Company for the amount of time required by applicable Law in advance of the Company Stockholders Meeting, (ii) on a date that is no more than three Business Days prior to the date the Company Stockholders Meeting is originally scheduled, as set forth in the definitive Proxy Statement (the “Original Date”) or any date that the Company Stockholders Meeting is scheduled to be held thereafter in accordance with the terms of this Section 6.5, if the Company or Parent, respectively, reasonably believes there shall be insufficient Shares represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or to obtain the Requisite Company Vote, (iii) to allow additional solicitation of votes in order to obtain the Requisite Company Vote or (iv) if the Company is required to postpone or adjourn the Company Stockholders Meeting by applicable Law; provided, further, that, unless (x) a bona fide Acquisition Proposal has been disclosed publicly or (y) any Person has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal and, in each case, such Acquisition Proposal or announced intention has not been withdrawn, the Company Stockholders Meeting shall not be postponed or adjourned by the Company (or at the direction of Parent) to a date that is later than the date that is 60 days after the Proxy Statement Filing Date or, if later than the Proxy Statement Filing Date, the date that is 5 Business Days after the date of the withdrawal of, or the Company’s rejection of, such Acquisition Proposal or announced intention, without Parent’s prior written consent in Parent’s sole discretion (notwithstanding the above restriction on Parent’s withholding, conditioning or delaying of its consent). In addition, if the Company delivers a notice of an intent to make a Change of Recommendation within the three Business Days prior to the Original Date or any date that the Company Stockholders Meeting is scheduled to be held thereafter in accordance with the terms of this Section 6.5, if directed by Parent, unless this Agreement has been validly terminated pursuant to Article VIII, the Company shall, if and only to the extent directed by Parent, as promptly as practicable thereafter postpone or adjourn the Company Stockholders Meeting for up to 10 Business Days in accordance with Parent’s direction. In no event shall the Company Stockholders Meeting be postponed or adjourned more than 10 Business Days in connection with any one postponement or adjournment or to a date fewer than six Business Days prior to the Outside Date.

(b)           Unless there has been a Change of Recommendation, the Company shall use its commercially reasonable efforts to solicit from its holders of Shares proxies in favor of the Requisite Company Vote. The Company agrees that, unless this Agreement is terminated pursuant to and in accordance with Article VIII, its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.5 shall continue, including in connection with (i) the making of a Change of Recommendation or (ii) the commencement of or announcement or disclosure of or communication to the Company of any Acquisition Proposal or any event constituting or that could constitute an Intervening Event, and, unless there has been a Change of Recommendation, the Company shall continue to use its commercially reasonable efforts to solicit from its holders of Shares proxies in favor of the Requisite Company Vote.

(c)            Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change or establish a different record date for the Company Stockholders Meeting unless (i) required by applicable Law, (ii) reasonably necessary as a result of any postponement or adjournment of the Company Stockholders Meeting effected pursuant to Section 6.5(a) or (iii) the prior written consent of Parent is obtained (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)            The Company agrees (i) to provide Parent with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports when available) and (ii) to give written notice to Parent one day prior to the Company Stockholders Meeting (or such earlier date as the Company elects to postpone the meeting pursuant to subsection (a) hereof), indicating whether as of such date, sufficient proxies representing the Requisite Company Vote have been obtained.

(e)            Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than related procedural matters, “golden parachute” vote or any non-binding advisory vote required under applicable Law) that the Company may propose to be acted on by the Company’s stockholders at the Company Stockholders Meeting.

6.6.           Approval of Sole Stockholder of Merger Sub. Promptly following, and in any event within 24 hours of execution and delivery of this Agreement, Parent or a Wholly Owned Subsidiary thereof shall execute and deliver, in accordance with applicable Law and the DGCL and Merger Sub’s Organizational Documents, a written consent adopting this Agreement.

6.7.           Efforts and Other Regulatory Matters.

(a)            Upon the terms and subject to the conditions set forth in this Agreement and provided that at all times the provisions of Section 6.7(b)-(f) shall govern the matters set forth therein, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Law to consummate the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, including preparing and delivering or submitting documentation to (A) effect the expirations of all waiting periods under applicable Antitrust Law promptly as practicable after the date of this Agreement and (B) make with and obtain from, any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, non-objections, permits and authorizations, in each case necessary and advisable in order to consummate the transactions contemplated by this Agreement, including as required to obtain the Company Approvals and the other Parent Approvals.

(b)            In furtherance of the provisions of Section 6.7(a), each of the Company and Parent, as applicable, shall (and shall cause their respective Subsidiaries to):

(i)             cooperate and coordinate with the other in the preparation and submission of the filings referenced in this Section 6.7(b);

(ii)            use its respective reasonable best efforts to supply the other with any information that may be required in order to prepare and submit such filings;

(iii)           use its respective reasonable best efforts to submit such filings referenced in this Section 6.7(b) within 20 Business Days of the date of this Agreement;

(iv)           use its respective reasonable best efforts to supply any additional information that reasonably may be required or requested by any relevant Governmental Entity;

(v)            use its respective reasonable best efforts to take all action and make all filings necessary to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Law applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Law applicable to the Merger, in each case as soon as practicable, and in any event prior to the Outside Date;

(vi)          contest, defend and appeal any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger; and

(vii)          prior to independently participating in any meeting, or engaging in any substantive conversation, with any Governmental Entity in respect of any such filings or any investigations or other inquiries relating thereto, to the extent reasonably practicable, provide notice to the other Party of such meeting or conversation and, unless prohibited by such Governmental Entity, the opportunity to attend or participate.

(c)            Parent shall, after good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, control and lead all communications, negotiations, timing decisions, and strategy on behalf of the Parties relating to any approval under the Antitrust Law and any litigation matters pertaining to the Antitrust Law applicable to the Merger, and the Company shall take all reasonable actions to support Parent in connection therewith. Each of the Company and Parent shall permit the other Party and its Representatives to review in advance any substantive written communication proposed to be made by such Party to any Governmental Entity regarding the Merger and shall consider in good faith the views of the other Party and promptly inform the other Party of any substantive communication from any Governmental Entity regarding the Merger in connection with such filings.

(d)            Notwithstanding anything to the contrary set forth in this Section 6.7, the Parties may (i) as they deem reasonably advisable and necessary based on the advice of outside counsel to prevent a violation of Antitrust Law, designate competitively sensitive materials and information provided to the other under this Section 6.7 as “outside counsel only” and such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the Party providing such materials, and (ii) redact information provided to one another pursuant to this Section 6.7 to the extent providing such information would (A) contravene any applicable Law (so long as the disclosing Party has reasonably cooperated with recipient and used its reasonable best efforts to permit disclosure to the extent permitted by applicable Law), or (B) jeopardize any attorney-client or other legal privilege (so long as the disclosing Party has reasonably cooperated with recipient and used its reasonable best efforts to permit disclosure on a basis that does not waive such privilege with respect thereto); provided, however, that the commitments in this Section 6.7(d) shall remain subject in all respects to Parent’s control and final decision-making authority as reflected in Section 6.7(c).

(e)            Each Party shall bear its own costs of preparing its own pre-merger notifications and similar filings and notices in other jurisdictions and related expenses incurred to make or obtain any approval, clearance or notice under any applicable Antitrust Law (including under the HSR Act) or other applicable Law. Parent shall be responsible for payment of the applicable filing fees associated with any such Antitrust Law.

(f)             Notwithstanding anything to the contrary set forth in this Section 6.7, where a Party (a “Disclosing Party”) is required under this Section 6.7 or Section 6.11 to provide information to another party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may comply with such requirement by restricting the provision of such competitively sensitive only to antitrust counsel of the Receiving Party and providing to the Receiving Party, upon request of the Receiving Party, a redacted version of such information which does not contain any such competitively sensitive information.

(g)            Following the execution of this Agreement, neither Parent nor Merger Sub shall, nor shall they permit any of their respective Subsidiaries and controlled Affiliates to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise) related to the treatment of diseases set forth on Section 6.7(g) of the Company Disclosure Letter, within 75 days following the submission of filings under the HSR Act by both Parent and Company, if such acquisition would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining any applicable clearance, consent, approval, waiver, waiting period expiration or termination, non-action or other authorization under the HSR Act (or any other Antitrust Law in the jurisdictions set forth on Section 7.1(b)(i) of the Company Disclosure Letter), (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the transactions contemplated by this Agreement or (iii) materially delay the consummation of the transactions contemplated by this Agreement.

6.8.           Status and Notifications. Without limiting or expanding the rights and obligations set forth in Section 6.4(e) and Section 6.7, the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including as promptly as practicable notifying the other of any notices or communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party, including any Governmental Entity, with respect to such transactions and as promptly as practicable following such receipt furnishing the other with, if applicable, copies of notices or other communications (or where no such copies are available, a reasonably detailed description thereof).

6.9.           Third-Party Consents. Without limiting or expanding the rights and obligations set forth in Section 6.4, the Company shall use its, and shall cause its Subsidiaries to use their, commercially reasonable efforts to give or obtain or effect (as the case may be), (x) reasonably promptly following the date of this Agreement, all notices and consents required under any Material Contract to which the Company or any of its Subsidiaries is a party to or bound (the “Third-Party Consents”) and (y) prior to the Closing, all notices and consents required under any other Contract to which the Company or any of its Subsidiaries is a party to or bound (the “Other Consents”), and in each case that are necessary to be given or obtained or effected in order to consummate the transactions contemplated by this Agreement; provided, that notwithstanding the foregoing, under no circumstance shall the Company or any of its Subsidiaries be required to (a) make any payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value or agree to make any such payments, (b) commence any litigation or arbitration proceeding, or (c) incur any other liability to secure such Third-Party Consent other than as expressly set forth herein and which does not result in any material negative impact to the Company or its Subsidiaries prior to Closing; provided, however, that Parent shall be entitled to compel the Company to (and cause the Company’s Subsidiaries to) take any such actions for any Material Contract so long as the effectiveness of such action is contingent on the Closing. For the avoidance of doubt, the Parties acknowledge and agree that the obtaining of any Third-Party Consents or Other Consents shall not be a condition to Closing.

6.10.         Information and Access.

(a)            Subject to applicable Law and the other provisions of this Section 6.10, the Company and Parent each shall (and shall cause its Subsidiaries to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, with all information concerning itself and such other matters as may be necessary or reasonably advisable in connection with the Proxy Statement and any information or documentation reasonably requested to effect the expiration of all waiting periods under applicable Antitrust Law and all filings, notices, reports, consents, registrations, approvals, permits and authorizations, made or sought by or on behalf of Parent, the Company or any of their respective Subsidiaries to or from any third party, including any Governmental Entity, in each case necessary or reasonably advisable in connection with the transactions contemplated by this Agreement and, with respect to the information supplied by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion in or incorporation by reference into the Proxy Statement, Parent acknowledges and agrees that such information shall be correct and complete in all material respects at the time so supplied.

(b)            In addition to and without limiting the rights and obligations set forth in Section 6.10(a), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives reasonable access during normal business hours following reasonable advance notice from the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, to the Company Employees and the Company’s agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) use commercially reasonable efforts to furnish promptly to Parent all other information and documents concerning or regarding its businesses, properties and assets and personnel as may reasonably be requested by or on behalf of Parent, for the purposes of consummating the transactions contemplated by this Agreement, or integration or transition planning; provided, however, that neither the Company nor any of its Subsidiaries shall be required to provide (in the case of Section 6.10(a) or 6.10(b)) such access or furnish such information or documents to the extent doing so would, in the reasonable opinion of the Company’s outside legal counsel, result in (A) a violation of applicable Law, (B) the disclosure of any trade secrets of any third parties or competitively sensitive information of third parties, other than in accordance with customary “clean room” or other similar procedures designed to limit the disclosure of competitively sensitive information, information concerning the valuation of the Company or any of its Subsidiaries or a breach of any contractual confidentiality obligations in any Contract with a third party entered into prior to the date of this Agreement or following the date of this Agreement in compliance with Section 6.1 and Section 6.3, (C) waiving the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable privilege or protection concerning pending or threatened Proceedings or (D) the unauthorized disclosure of any Personal Information that would expose the Company to the risk of liability.

(c)            Nothing in this Section 6.10 shall require the Company to provide any information regarding any Acquisition Proposal or any Company Board materials relating to the transactions contemplated by this Agreement or any Acquisition Proposal, the provision of which shall be governed by Section 6.3.

(d)            No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 6.10 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties set forth in this Agreement and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Sections 6.4, Section 6.8, this Section 6.10 or otherwise in connection with this Agreement and the transactions contemplated by this Agreement shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Law relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

6.11.        Publicity. The Company and Parent shall consult with each other before issuing any press release or Financing Disclosure or making any public statement with respect to this Agreement or the transactions contemplated by this Agreement and shall not issue any such press release or Financing Disclosure or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed; provided, that (a) any such press release, Financing Disclosure or public statement as may be required by applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the Party making the release or statement has used its commercially reasonable efforts to consult with the other Party on a timely basis and (b) each Party may issue public announcements, include in Financing Disclosure or make other public disclosures regarding this Agreement or the transactions contemplated by this Agreement that consist of information previously disclosed in press releases issued in accordance with this Section 6.11, Financing Disclosures or public statements previously approved by either Party or made by either Party in compliance with this Section 6.11; provided, further, that the first sentence of this Section 6.11 shall not apply to (x) any disclosure of information concerning this Agreement or the transactions contemplated by this Agreement in connection with any dispute between the Parties regarding this Agreement and (y) internal announcements to employees which are not made public. Notwithstanding anything to the contrary set forth in this Section 6.11, the Company shall not be (x) required by any provision of this Agreement to consult with or obtain any approval from Parent or Merger Sub with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation other than as set forth in Section 6.3. As used above, “Financing Disclosure” means any reference to, or information in connection with, the transactions contemplated by this Agreement that is included in any documents to be filed with any Person (including the SEC, the Frankfurt Stock Exchange and the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin)), issued, published and/or distributed by the Company or Parent in connection with any financing transaction to be entered into by any of those Parties (it being understood and agreed that the transactions contemplated by this Agreement are not subject to any financing condition).

6.12.         Employee Benefits.

(a)            Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on the one-year anniversary of the Effective Time, be provided with (i) (A) base salary or base wages (as applicable) and (B) target cash incentive compensation opportunities (including target bonuses and target commissions) that are, in each case, no less than those provided to such Continuing Employee as of immediately prior to the Effective Time, (ii) employee benefits (excluding equity-based compensation, severance or termination benefits, nonqualified deferred compensation, retiree health benefits and defined benefit pension plan benefits) that are substantially comparable in the aggregate than those provided to each such Continuing Employee immediately prior to the Effective Time and (iii) severance benefits that are no less favorable than as would be provided to the Continuing Employee under the applicable Company Benefit Plan set forth on Section 4.14(a) of the Company Disclosure Letter, as in effect immediately prior to the Effective Time.

(b)            Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Continuing Employee is first eligible to enroll in a Parent plan providing medical benefits towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made in respect of such Continuing Employee and their eligible dependents to the same extent such credit was given under the analogous Company Benefit Plan prior to the Effective Time (provided, that the Company shall have timely provided adequate data concerning such payments to Parent in a format reasonably requested by Parent) and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits. For the avoidance of doubt, such service shall be recognized for purposes of eligibility for retirement vesting under equity plans of Parent.

(c)            Prior to the Effective Time, if requested by Parent in writing no later than 10 Business Days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the Company 401(k) Plan to be terminated effective immediately prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent) not later than the day immediately preceding the Effective Time. If the Company 401(k) Plan is terminated in accordance with the provisions of this Section 6.12(c), effective as of, or as soon as reasonably practicable following, the Closing Date, Parent shall designate a tax-qualified defined contribution retirement plan of Parent (or a Subsidiary of Parent) with a qualified cash or deferred arrangement under Section 401(k) of the Code (the “Parent 401(k) Plan”) that shall cover Continuing Employees on and after the Closing Date. Parent shall cause the Parent 401(k) Plan to accept direct rollovers to such Parent 401(k) Plan of the account balances of each Continuing Employee (including the in-kind rollover of promissory notes evidencing all outstanding loans) from the Company 401(k) Plan, if such direct rollover is elected by such Continuing Employee in accordance with the terms of the Company 401(k) Plan (as it may be amended to provide for such rollover) and the Code. Parent shall take any and all commercially reasonable actions needed to permit each Continuing Employee with an outstanding loan balance under the Company 401(k) Plan as of the date such plan is terminated to continue to make scheduled loan payments to the Company 401(k) Plan after the Closing Date, pending the distribution and in-kind rollover of the promissory notes evidencing such loans from the Company 401(k) Plan to the Parent 401(k) Plan, as provided in the preceding sentence, to prevent a deemed distribution or loan offset with respect to such outstanding loans.

(d)            If requested by Parent in writing delivered to the Company not less than 10 Business Days prior to the Effective Time (with such request to be made only in the event Parent does not request that the Company 401(k) Plan be terminated pursuant to Section 6.12(c)), the Company Board shall take any actions (including, if applicable, adopting resolutions) as is reasonably necessary to delegate plan administration authority for any Company Benefit Plans that are qualified or non-qualified retirement plans to Parent’s Employee Benefits Plans Administrative Committee and to delegate investment authority for such plans to Parent’s Employee Benefit Plans Investment Committee, with such delegation to be effective as of the Effective Time and contingent upon the occurrence of the Effective Time. To the extent such delegation of authority described in the preceding sentence is requested by Parent, the Company shall provide Parent with evidence of such delegation (the form and substance of which shall be subject to the prior review and approval (not to be unreasonably conditioned, withheld or delayed) by Parent) not later than the day immediately preceding the Effective Time.

(e)            Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefits matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(f)            Within 10 Business Days after the date of this Agreement, the Company shall provide Parent with (i) a list of all “disqualified individuals” and each such disqualified individual’s “base amount”, (ii) an estimate of the potential “parachute payments” that may be payable to each such disqualified individual and (iii) the Company’s data and calculations to support such estimate (each such term as defined within Section 280G of the Code and the regulations thereunder). The Parties shall reasonably cooperate to avoid or limit the adverse tax consequences under Sections 280G and 4999 of the Code.

(g)            Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 9.8, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

(h)            The Company shall take the actions set forth in Section 6.12(h) of the Company Disclosure Letter.

6.13.         Indemnification; Directors’ and Officers’ Insurance.

(a)            From and after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law, the Company’s Organizational Documents and any indemnification agreements set forth on Section 6.13(a) of the Company Disclosure Letter in effect as of the date of this Agreement, the Surviving Corporation shall and Parent shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless the Indemnified Parties against any and all costs or expenses (including reasonable and documented fees and expenses of legal counsel), judgments, fines, penalties, losses, claims, damages or liabilities (including amounts paid in settlement or compromise)  imposed upon or paid by such Indemnified Party in connection with any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative, and arising out of matters existing or occurring at or prior to the Effective Time, in which such Indemnified Party is involved or with which he or she is threatened (regardless of whether as a named party or as a participant other than as a named party including as a witness), and actions or demands to enforce this provision or any other indemnification or advancement right of any Indemnified Party (an “Indemnified Party Proceeding”) by reason of the fact that such Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries or, while serving as a director or officer of the Company or any of its Subsidiaries, is or was serving at the request of the Company as a director, officer, employee, agent, trustee or fiduciary of any Subsidiary of the Company or another Person, in each case, at or prior to the Effective Time, whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification, or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; provided, that such Indemnified Party acted in good faith and in a manner such Indemnified Party reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful and (ii) advance expenses; provided, that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final non-appealable adjudication by the Chosen Courts that such Person is not entitled to indemnification as set forth in this Section 6.13 (provided, that such undertaking shall be unsecured and made without regard to the Indemnified Party’s ability to repay such advances or ultimate entitlement to indemnification and provided, further, no other form of undertaking shall be required), and (iii) comply in all respects the obligations of the Company and its Subsidiaries pursuant to: (A) each indemnification agreement in effect as of the date of this Agreement between the Company or any of its Subsidiaries and any Indemnified Party set forth on Section 6.13(a) of the Company Disclosure Letter and (B) any indemnification provision (including advancement of expenses) set forth in the Organizational Documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement.

(b)            Prior to the Effective Time, the Company shall obtain and fully pay the premium for “tail” Insurance Policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ Insurance Policies and (ii) the Company’s existing fiduciary liability Insurance Policies ((i) and (ii), collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time from the Company’s D&O Insurance carriers or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies at or prior to the Effective Time; provided, however, that in no event shall the premium amount for such policies exceed the amount set forth in this Section 6.13(b) of the Company Disclosure Letter. If the Company for any reason fails to obtain such “tail” Insurance Policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with the Company’s D&O Insurance carriers as of the date of this Agreement or with or one or more insurance carriers with the same or better credit rating as such carrier with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or Parent shall cause the Surviving Corporation to purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement and from insurance carriers with the same or better credit rating as the Company’s D&O Insurance carriers as of the date of this Agreement, in each case providing coverage for claims relating to any matters existing or occurring at or prior to the Effective Time; provided, however, that in no event shall the annual premium of such D&O Insurance during the Tail Period exceed the amount set forth in this Section 6.13(b) of the Company Disclosure Letter, but in such case shall purchase as much coverage as practicable for such amount.

(c)            Any Indemnified Party wishing to claim indemnification under this Section 6.13, upon learning of any Proceeding for which indemnification or other protection under this Section 6.13 may be available, shall promptly notify Parent and the Surviving Corporation thereof in writing, but the failure to so notify shall not relieve the Surviving Corporation of any obligation or liability it may have to such Indemnified Party except if such failure materially prejudices the indemnifying party. In the event of any such Proceeding: (i) the Surviving Corporation shall have the right to participate in the defense thereof, (ii) Parent or the Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly following the receipt of statements therefor, provided, that any such statements may be redacted as appropriate to avoid disclosure of privileged or protected information and (iii) Parent and the Surviving Corporation shall cooperate in the defense of any such matter.

(d)            If Parent or the Surviving Corporation or any of their respective successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and permitted assigns of Parent or the Surviving Corporation as the case may be shall assume all the obligations set forth in this Section 6.13.

(e)            The Company shall ensure that any and all pending and threatened claims or notices of intent to seek a recovery by a third party from an Indemnified Party has been duly noticed to the Company’s directors’ and officers’ liability and fiduciary liability Insurance Policies and any other applicable coverage.

(f)            The provisions of this Section 6.13 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties and their heirs and representatives, all of whom shall be third-party beneficiaries of this Section 6.13. The obligations of Parent and the Surviving Corporation under this Section 6.13 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification. The Surviving Corporation agrees to pay or advance, upon written request of an Indemnified Party, all costs, fees and expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing their indemnity rights and other rights provided in this Section 6.13.

(g)            The rights of the Indemnified Parties under this Section 6.13 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.14.         Product Liability Insurance. The Company shall use reasonable best efforts to ensure that any and all known claims relating to product liability, whether pending or threatened in writing, have been noticed to the Company’s or any of its Subsidiaries’ provider of existing product liability insurance coverage prior to the Effective Time.

6.15.         Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the transactions contemplated by this Agreement, the Company and the members of the Company Board shall use their respective reasonable best efforts to grant such approvals and shall take such actions within their respective authority as are necessary and advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to lawfully eliminate or minimize the effects of any such Takeover Statutes.

6.16.         Transaction Litigation. The Company shall promptly notify Parent of any Proceedings instituted or threatened in writing against the Company or any of its directors, officers or Affiliates, by any holders of the Shares of the Company, before any court or Governmental Entity, relating to this Agreement or the transactions contemplated hereby, or seeking damages or discovery in connection with such transactions (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL, “Transaction Litigation”). The Company shall (i) keep Parent reasonably apprised of the proposed strategy with respect to the defense or settlement of any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), (ii) consider in good faith Parent’s advice with respect to such Transaction Litigation, (iii) give Parent the opportunity to participate in (but not control), at Parent’s expense, the defense and settlement of such Transaction Litigation and (iv) not settle any such Transaction Litigation without Parent’s written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain Goodwin Procter LLP or such other nationally recognized law firm proposed by such Indemnified Party that is reasonably acceptable to Parent such Indemnified Parties to defend any Transaction Litigation.

6.17.        Rule 16b-3 Matters. The Company and Parent, and the Company Board and the Parent Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or advisable to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or shall become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.18.         Delisting and Deregistration.

(a)            Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Laws, including, for the avoidance of doubt, the rules and policies of the Nasdaq to enable the delisting by the Surviving Corporation of the Shares from the Nasdaq and the deregistration of the Shares under the Exchange Act under the Securities Act, in each case, as promptly as practicable after the Effective Time. In connection therewith, Parent (taking into account the degree to which the Company satisfies its obligations set forth in the foregoing sentence of this Section 6.18) shall use commercially reasonable efforts to (a) assist in enabling the Company or the Nasdaq to be in a position to promptly file and cause the Surviving Corporation or the Nasdaq to file with the SEC a Form 25 on the Closing Date and (b) cause the Surviving Corporation to file a Form 15 on the first Business Day that is at least ten days after the date the Form 25 is filed (such period between the Form 25 and the Form 15 filing dates, the “Delisting Period”).

(b)            Upon Parent’s determination that the Surviving Corporation may be required to file any quarterly or annual reports pursuant to the Exchange Act during the Delisting Period, the Company shall use commercially reasonable efforts to deliver to Parent at least five Business Days prior to Closing a draft of any such reports required to be filed during the Delisting Period, which is sufficiently developed such that it can be timely filed and when filed shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and comply in all material respects with the provisions of applicable Law.

Article VII

Conditions

7.1.           Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)            Company Stockholder Approval. The Requisite Company Vote shall have been obtained.

(b)            Regulatory Approvals. (i) Any approvals or clearances or the waiting period (and any extension thereof), in each case applicable to the consummation of the transactions contemplated by this Agreement, in accordance with the HSR Act and the other Antitrust Law in the jurisdictions set forth on Section 7.1(b)(i) of the Company Disclosure Letter, and (ii) any commitment to or agreement, in either case that has been mutually agreed by the parties, with any Governmental Entity to delay or not consummate the transactions contemplated by this Agreement entered into in accordance with Section 6.7(b) (such approvals and clearances described in clauses (i) and (ii) collectively, the “Regulatory Approvals”), in each case of clauses (i) and (ii), shall have expired, been terminated or obtained, as applicable.

(c)            No Legal Restraint. No Governmental Entity shall have enacted or entered any Order (whether temporary, preliminary or permanent) that is in effect, and no other Law shall have been enacted, enforced, issued, promulgated, entered or adopted and be continuing in effect, in each case, that enjoins, restrains, prohibits, prevents or makes illegal the consummation of the Merger.

7.2.          Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)            Representations and Warranties. Each of the representations and warranties set forth in: (i) the first and second sentence of Section 4.1(a) (Organization, Good Standing and Qualification), Section 4.2(h) (Capital Structure) (other than clause (ii)(A) of Section 4.2(h) (Capital Structure)), clauses (a) and (b) of Section 4.3 (Corporate Authority; Approval and Fairness), Section 4.25 (Takeover Statutes) and Section 4.26 (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) Section 4.12(b) (Absence of Certain Changes) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (iii) Section 4.2(a), the second sentence of Section 4.2(d) and clause (ii)(A) of Section 4.2(h) (Capital Structure) shall have been true and correct in all respects (other than any inaccuracies that are de minimis) as of the date of this Agreement and shall be true and correct in all respects (other than any inaccuracies that are de minimis) as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and correct as of such particular date or period of time); and (iv) Article IV (other than those set forth in the foregoing clauses (i), (ii) and (iii) of this Section 7.2(a)), without giving effect to any “materiality” or “Material Adverse Effect” qualifiers or qualifiers of similar import set forth therein, shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with its obligations required to be performed or complied by it under this Agreement at or prior to the Closing.

(c)            No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing.

(d)           Company Closing Certificate. Parent shall have received a certificate dated as of the Closing Date duly executed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(c) have been satisfied.

7.3.           Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)            Representations and Warranties. Each of the representations and warranties set forth in: (i) Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority), the first sentence of Section 5.6 (Available Funds) and Section 5.7 (Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (ii) Article V (other than those set forth in the foregoing clause (i) of this Section 7.3(a)), without giving effect to any “materiality” qualifiers or qualifiers of similar import set forth therein, shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (ii), for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement.

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects with its obligations required to be performed or complied by it under this Agreement at or prior to the Closing.

(c)            Parent and Merger Sub Closing Certificate. The Company shall have received a certificate dated as of the Closing Date duly executed on behalf of Parent and Merger Sub by an executive officer of Parent and Merger Sub certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

Article VIII

Termination

8.1.           Termination by Mutual Written Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by mutual written consent of the Parties.

8.2.           Termination by Either the Company or Parent. Subject to Section 8.5(a), this Agreement may be terminated at any time prior to the Effective Time by either the Company or Parent if:

(a)            the transactions contemplated by this Agreement shall not have been consummated by 5:00 p.m. (New York City time) on October 27, 2025 (as such date may be extended pursuant to the following proviso, the “Outside Date”); provided, however, that if the conditions to Closing set forth in Section 7.1(b) have not been satisfied or, to the extent permitted by applicable Law, waived on or prior to the Outside Date but all other conditions to Closing set forth in Article VII have been satisfied or, to the extent permitted by applicable Law, waived (except for those conditions that by their nature are to be satisfied at the Closing, including, for the avoidance of doubt, the conditions set forth in Sections 7.2 and 7.3), the Outside Date may be extended by the Company or Parent to 5:00 p.m. (New York City time) on January 27, 2026 by providing a written notice thereof to Parent, in the case of an extension by the Company, or to the Company, in the case of an extension by Parent, and such time and date, as so extended, shall be the “Outside Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to the Company or Parent if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of a condition to the Closing to occur on or prior to the Outside Date;

(b)            the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting or at any postponement or adjournment thereof taken in accordance with this Agreement; or

(c)            if any Governmental Entity shall have enacted or entered any Order that is in effect or enacted, enforced, issued, promulgated, entered or adopted any other Law that is in effect and, which, in each case, enjoins, restrains, prohibits, prevents or makes illegal the consummation of the transactions contemplated by this Agreement and such Order or other Law shall have become final and non-appealable, whether before or after the Requisite Company Vote has been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to the Company or Parent if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement and such breach shall have proximately caused the occurrence of the failure of the condition set forth in Section 7.1(b) or 7.1(c) to the Closing to occur.

8.3.           Termination by the Company. Subject to Section 8.5(a), this Agreement may be terminated at any time prior to the Effective Time by the Company:

(a)            if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 7.3(a) or 7.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice thereof by the Company to Parent and Merger Sub describing such breach or failure in reasonable detail and stating the Company’s intention to terminate this Agreement and (ii)  the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided, that the Company may not terminate this Agreement under this Section 8.3(a) on account of such breach unless such breach remains uncured upon the earlier of the Outside Date and the expiration of such 30-day period; provided, further, that the right to terminate this Agreement pursuant to this Section 8.3 shall not be available to the Company if it has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement that would be the primary cause of or primarily resulted in any condition set forth in Section 7.1 or Section 7.2 not being satisfied; or

(b)            at any time prior to the time the Requisite Company Vote is obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with Section 6.3(d); provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.3(b), unless the Company shall have substantially concurrently with such termination paid to Parent the Termination Fee pursuant to Section 8.5 and the Company and its Subsidiaries have complied with their obligations under Section 6.3(d); provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.3(b) if the Company or its Subsidiaries has materially breached its obligations under Section 6.3(a) (it being understood that taking any actions permitted to be taken under Section 6.3 shall not be deemed a breach).

8.4.           Termination by Parent. Subject to Section 8.5(a), this Agreement may be terminated at any time prior to the Effective Time by Parent:

(a)            if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Sections 7.2(a) or 7.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice thereof by Parent to the Company describing such breach or failure in reasonable detail and stating the Parent’s intention to terminate this Agreement and (ii)  the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided, that Parent may not terminate this Agreement under this Section 8.4(a) on account of such breach unless such breach shall remain uncured upon the earlier of the Outside Date and the expiration of such 30-day period; provided, further, that the right to terminate this Agreement pursuant to this Section 8.4(a) shall not be available to Parent if either Parent or Merger Sub has breached in any material respect any representation, warranty, covenant or agreement set forth in this Agreement that would be the primary cause of or primarily resulted in any condition set forth in Section 7.1 or 7.3 not being satisfied; or

(b)            at any time prior to the time the Requisite Company Vote is obtained the Company Board shall have effected a Change of Recommendation; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if the Requisite Company Vote has been obtained.

8.5.           Notice of Termination; Effect of Termination.

(a)            In the event the Company or Parent intends to terminate this Agreement pursuant to Section 8.3 or 8.4, respectively, the Company or Parent, as applicable, shall give written notice to the other Party or Parties (as the case may be) specifying the provision or provisions of this Agreement pursuant to which such termination is intended to be effected.

(b)            Except to the extent provided in Sections 8.5(c) and 8.5(d), in the event of termination of this Agreement pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, and notwithstanding anything to the contrary set forth in this Agreement, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any fraud or Willful Breach of this Agreement, subject only, with respect to any such liabilities of the Company, to Section 8.5(c) and Section 8.5(d) and (ii) the provisions set forth in this Section 8.5 and Article IX shall survive any termination of this Agreement. “Willful Breach” means a breach of, or a failure to perform any covenant, representation, warranty, or agreement set forth in this Agreement, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would, or would be expected to, cause or constitute such breach or failure to perform.

(c)            In the event this Agreement is terminated pursuant to this Article VIII:

(i)             by either the Company or Parent pursuant to Section 8.2(a) (Outside Date) or Section 8.2(b) (Requisite Company Vote Not Obtained) and, in each case,

(A)           (x) a bona fide Acquisition Proposal shall have been disclosed to the Company Board or (y) following the execution and delivery of this Agreement and prior to such termination, any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal and, in each case, such Acquisition Proposal or announced intention shall not have been withdrawn without qualification (1) at least five Business Days prior to the Outside Date, with respect to any termination pursuant to Section 8.2(a) (Outside Date) or (2) at least three Business Days prior to the date of the Company Stockholders Meeting (including any postponement, recess or adjournment thereof taken in accordance with this Agreement), with respect to termination pursuant to Section 8.2(b) (Requisite Company Vote Not Obtained); and

(B)           within 12 months after such termination, (1) the Company or any of its Subsidiaries shall have entered into a definitive Alternative Acquisition Agreement with respect to an Acquisition Proposal or (2) there shall have been consummated any Acquisition Proposal (with “50%” being substituted in lieu of “20%” and “80%” in each instance thereof in the definition of “Acquisition Proposal” in the definition of “Alternative Acquisition Agreement” or otherwise for all purposes of this Section 8.5(c)), then the Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds within two Business Days following the date of entry into such Alternative Acquisition Agreement under the foregoing clause (1) or the date of such consummation of such Acquisition Proposal under the foregoing clause (2);

(ii)            by Parent pursuant to Section 8.4(b) (Change of Recommendation), then the Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds within two Business Days following the date of such termination; or

(iii)           by the Company pursuant to Section 8.3(b) (Superior Proposal), then the Company shall pay to Parent the Termination Fee by wire transfer of immediately available funds concurrently with such termination of this Agreement.

(d)            The Parties acknowledge and agree that (i) in no event shall the Company be required to pay the Termination Fee on more than one occasion, (ii) the agreements set forth in this Section 8.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other Parties would not enter into this Agreement and accordingly, if the Company fails to promptly pay the amount due pursuant to this Article VIII, and, in order to obtain such amount, Parent commences a Proceeding that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent (A) its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) in connection with such Proceeding and (B) interest on the Termination Fee, as the case may be, at the prime rate published in The Wall Street Journal for the relevant date such amount was required to be made from such date through the date of payment and (iii) notwithstanding anything to the contrary set forth in this Agreement, in the event that the Termination Fee becomes payable by, and is paid by, the Company, such fee shall be the sole and exclusive remedy of Parent and Merger Sub and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates, and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) for monetary damages or other relief (including specific performance) pursuant to this Agreement and none of the Company Related Parties shall have any further liability or obligation to Parent or Merger Sub relating to or arising out of this Agreement, provided, however, that any such payment shall not relieve the Company of any liability or damages incurred or suffered by Parent or Merger Sub to the extent such liability or damages were the result of or arise out of any fraud or Willful Breach of this Agreement (including with respect to breaches of this Agreement pursuant to which the Termination Fee shall have become or becomes payable pursuant to this Article VIII), in which case Parent or Merger Sub shall be entitled to all rights and remedies available in equity or at law, in contract, in tort or otherwise.

Article IX

Miscellaneous and General

9.1.           Survival. Annex A, this Article IX and the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Article III, Section 4.27 (No Other Representations or Warranties), Section 4.28 (Acknowledgement by the Company), Section 5.9 (No Other Representations or Warranties), Section 5.10 (Acknowledgement by Parent and Merger Sub), Section 6.12 (Employee Benefits), Section 6.13(a) and 6.13(b) (Indemnification; Directors’ and Officers’ Insurance), Section 9.3 (Expenses), Section 9.4 (Transfer Taxes), the provisions that substantively define any related defined terms not substantively defined in Annex A and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. Annex A, this Article IX, the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Section 4.27 (No Other Representations or Warranties), Section 4.28 (Acknowledgement by the Company), Section 5.9 (No Other Representations or Warranties), Section 5.10 (Acknowledgement by Parent and Merger Sub), Section 9.3 (Expenses), Section 8.5 (Notice of Termination; Effect of Termination), the provisions that substantively define any related defined terms not substantively defined in Annex A and the Confidentiality Agreement shall survive any termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or, except as set forth in Article VIII, the termination of this Agreement.

9.2.           Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email, provided, that the email transmission is confirmed orally or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after email by dispatch pursuant to one of the other methods described herein. Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 9.2):

if to the Company:

SpringWorks Therapeutics, Inc.
100 Washington Blvd.
Stamford, CT 06902
Attention:	General Counsel
Email:	[***]

with a copy to (which shall not constitute notice):

Goodwin Procter LLP
620 Eighth Avenue
New York, New York 10018
Attention:	Stuart M. Cable Robert Masella Michael R. Patrone Jean A. Lee

Email:	SCable@goodwinlaw.com RMasella@goodwinlaw.com MPatrone@goodwinlaw.com JeanLee@goodwinlaw.com if to Parent:

Merck KGaA, Darmstadt, Germany Frankfurter Strasse 250 64293 Darmstadt, Germany
Attention:	Group General Counsel
Email:	[***]

if to Merger Sub:

EMD Holdings Merger Sub, Inc. 251 Little Falls Drive City of Wilmington, 19808 County of Newcastle, Delaware
Attention:	President
Email:	[***]

both with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Matthew G. Hurd Eric M. Krautheimer York Schnorbus
Email:	hurdm@sullcrom.com krautheimere@sullcrom.com schnorbusy@sullcrom.com

9.3.           Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement including all costs, fees and expenses of its Representatives, shall be paid by the Party incurring such cost, fee or expense, except as otherwise expressly provided herein.

9.4.           Transfer Taxes. Except as otherwise provided in Section 3.3(b), all Transfer Taxes incurred in connection with the Merger shall be paid by the Party incurring such Taxes.

9.5.           Amendment or Other Modification; Waiver.

(a)            Subject to the provisions of applicable Law and the provisions of Section 6.13(a), at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties, except that in the event that the Company has received the Requisite Company Vote, no amendment may be made to this Agreement that requires the approval of the stockholders of the Company pursuant to the DGCL without such approval.

(b)           The conditions to each of the respective Parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 8.5.

9.6.           Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a)           This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the state of Delaware without regard to the conflicts of laws provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction.

(b)            Each of the Parties agrees that it: (i) shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)            Each Party acknowledges and agrees that any controversy which may be connected with, arise out of or otherwise relate to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any Proceeding, directly or indirectly, connected with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated by this Agreement. Each Party hereby acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement and the transactions contemplated by this Agreement by, among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 9.6(c).

9.7.          Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except to the extent provided otherwise in Section 8.5, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 9.6(b), in the Chosen Courts without necessity of posting a bond or other form of security; provided, however, that in no event shall Parent and Merger Sub be entitled to both the payment of the Termination Fee or monetary damages, on the one hand, and specific performance of the Company’s obligation to effect the Closing, on the other hand. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, except to the extent consistent with the provisions set forth in Section 8.5.

9.8.           Third-Party Beneficiaries. Except that from and after the Effective Time, the Indemnified Parties pursuant to the provisions of Section 6.13 and the Company Related Parties pursuant to the provisions of Section 8.5(d) the Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties, any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except (a) Indemnified Parties pursuant to the provisions of Section 6.13, but only to the extent expressly provided for therein, and their respective successors, legal representatives and permitted assigns (b) if the Effective Time occurs, the right of the Company stockholders to receive the Per Share Merger Consideration payable with respect to the Shares in accordance with the terms of this Agreement and the right of the holders of Company Options, Company RSUs and Company PSUs to receive the payments contemplated by Section 3.2, in each case which shall inure to the benefit of such Persons or holders, as applicable, benefiting therefrom who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein and (c) the rights of the Company Related Parties set forth in Section 8.5(d).

9.9.           Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

9.10.         Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 6.13(a) and except as provided for in Section 9.9, no Party may assign any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign any of its rights or interests or delegate any of its obligations, and any attempted or purported assignment or delegation in violation of this Section 9.10 shall be null and void; provided, however, that Parent may designate another Wholly Owned Subsidiary to be a constituent corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Wholly Owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Wholly Owned Subsidiary as of the date of such designation; provided, further, that such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impair the rights of the stockholders of the Company under this Agreement and no such designation permitted pursuant to this proviso shall relieve Parent or Merger Sub of its obligations under this Agreement.

9.11.         Entire Agreement.

(a)            This Agreement (including the Annexes), the Company Disclosure Letter and the Confidentiality Agreement (each of which is hereby incorporated as if fully set forth herein) constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

(b)            In the event of (a) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Annexes, the Company Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter), on the other hand, the statements in the body of this Agreement shall control or (b) any inconsistency between the statements in this Agreement, on the one hand, and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

9.12.        Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13.         Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

SpringWorks Therapeutics, Inc.

By:	/s/ Saqib Islam
	Name:	Saqib Islam
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Merck KGaA, Darmstadt, Germany

By:	/s/ Vanessa Westphal
	Name:	Vanessa Westphal
	Title:	Head of LE-XPERTS Enabling Functions

By:	/s/ Roman Werth
	Name:	Roman Werth
	Title:	Head of Corporate Strategy, Mergers & Acquisitions & M Ventures, EVP

EMD Holdings Merger Sub, Inc.

By:	/s/ Anthony O'Donnell
	Name:	Anthony O'Donnell
	Title:	President

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest from a third party relating to (a) the direct or indirect acquisition or license of assets of the Company equal to 20% or more of the Company’s total assets (measured on a fair market value basis as of the date thereof) or to which 20% or more of the Company’s consolidated net revenues or net income are attributable, (b) a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, plan of arrangement, business combination or any other similar transaction involving the Company or any of its Subsidiaries that, if consummated, would result in the stockholders of the Company immediately preceding such transaction holding, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than 80% of the voting power of the surviving or resulting entity, (c) joint venture, partnership or exclusive license with respect to assets of the Company equal to 20% or more of the Company’s total assets (measured on a fair market value basis as of the date thereof) or to which 20% or more of the Company’s consolidated net revenues or net income are attributable or (d) an acquisition by any Person or group (as defined under Section 13 of the Exchange Act) that, with respect to the foregoing clauses (a) through (d) only, if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) directly or indirectly, in one or a series of related transactions, acquiring beneficial ownership of or becoming the beneficial owner of, 20% or more of: (i) the total voting power or any class of equity securities of the Company or any of its Subsidiaries; or (ii) the consolidated net revenues, net income or total assets (measured on a fair market value basis as of the date thereof) of the Company as of the date of such proposal, offer, inquiry or indication of interest (it being understood that total assets include equity securities of Subsidiaries of the Company), in each of the foregoing clauses of this definition, other than the transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with”, as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means, other than a Permitted Confidentiality Agreement, any written acquisition agreement, merger agreement, plan of arrangement agreement, option agreement, joint venture agreement, partnership agreement, exclusive license agreement, letter of intent, memorandum of understanding, agreement in principle or any other similar agreement in each case that relates to any Acquisition Proposal.

“Anti-Corruption Laws” means mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2010, as amended, or any other applicable Laws of similar effect, and the related regulations and published interpretations thereunder.

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914 and the HSR Act.

“Applicable Date” means January 1, 2022.

“Audit Committee” means the Audit Committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book-Entry Share” means each book-entry account representing any non-certificated Eligible Share immediately prior to the Effective Time.

“Business Day” means any day ending at 11:59 p.m. (New York City time) other than a Saturday or Sunday or a day on which (a) banks in The City of New York, New York, and Frankfurt, Germany are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, the Department of State of the State of Delaware is required or authorized by Law to close.

“Bylaws” has the meaning set forth in Section 2.2.

“Capitalization Date” has the meaning set forth in Section 4.2(a).

“Centerview Partners” has the meaning set forth in Section 4.3(c).

“Certificate” means each certificate representing any Eligible Share immediately prior to the Effective Time.

“Certificate of Merger” means a certificate of merger relating to the Merger.

“Change of Recommendation” has the meaning set forth in Section 6.3(d)(i)(D).

“Charter” has the meaning set forth in Section 2.1.

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided, that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Clinical Trials” has the meaning set forth in Section 4.22(d).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Closing FIRPTA Certificate” has the meaning set forth in Section 3.3(g).

“Closing FIRPTA Notice” has the meaning set forth in Section 3.3(g).

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company 401(k) Plan” means the Aon Pooled Employer Plan.

“Company Approvals” has the meaning set forth in Section 4.4(a).

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, Contract or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe, paid time off, vacation, sick, holiday or other benefits or remuneration of any kind.

“Company Board” means the board of directors of the Company, and also includes any committee thereof to the extent such a committee (a) is authorized to exercise the powers and authority of the board of directors of the Company pursuant to the Company’s Organizational Documents or the DGCL and (b) is exercising such powers and authority.

“Company Compensation Committee” means the Compensation Committee of the Company Board.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Employee” means any current or former employee (whether full- or part-time and, including any officer), director or independent contractor (who is an individual) of the Company or any of its Subsidiaries, including any of the aforementioned who is on a leave of absence of any nature, paid or unpaid, including disability, family or other leave, sick leave or on layoff status subject to recall.

“Company Equity Awards” means, collectively, the Company Options, Company RSUs and Company PSUs.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Company Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

“Company Intellectual Property” means any and all Intellectual Property Rights that are (x) owned or purported to be owned by the Company or any of its Subsidiaries or (y) exclusively licensed to the Company or any of its Subsidiaries.

“Company Marketed Products” means OGSIVEO (Nirogacestat) and GOMEKLI (Mirdametinib).

“Company Option” means any outstanding option to purchase Shares granted under the Stock Plan.

“Company PAP” has the meaning set forth in Section 6.1(a)(xxii).

“Company Preferred Stock” means the shares of preferred stock of the Company, par value $0.0001 per share.

“Company Product” means each product researched, developed, designed, manufactured, or marketed, or that has been sold or offered for sale, marketed, distributed, developed, designed, or manufactured by or on behalf of the Company or any of its Subsidiaries.

“Company PSUs” means any outstanding restricted share unit award granted under the Stock Plan that is subject to performance-based vesting conditions.

“Company Recommendation” has the meaning set forth in Section 4.3(b).

“Company Related Parties” has the meaning set forth in Section 8.5(d).

“Company Reports” means the reports, forms, proxy statements, registration statements and other statements, schedules, certifications and documents required to be filed with or furnished to the SEC pursuant to the Exchange Act or the Securities Act by the Company, including notes, exhibits and schedules thereto and all other information incorporated by reference and any amendments and supplements thereto.

“Company RSU” means any outstanding restricted stock unit granted under the Stock Plan that is subject solely to service-based vesting conditions.

“Company Stockholders Meeting” means the meeting of stockholders of the Company to be held to consider the adoption of this Agreement, in addition to other matters, if any, referred to in the applicable proxy statement.

“Confidentiality Agreement” means the letter agreement, dated as of July 5, 2024, by and between the Company and Parent.

“Continuing Employees” means the Company Employees immediately prior to the Effective Time who continue to remain employed with the Company or any of its Subsidiaries.

“Contract” means any oral or written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other similar obligation.

“D&O Insurance” has the meaning set forth in Section 6.13(b).

“Data Protection and Security Laws” means applicable Laws that govern the Processing, privacy or security of Personal Information, including, in each case to the extent applicable to the Company and its Subsidiaries, the Federal Trade Commission Act, HIPAA, Health Information Technology for Economic and Clinical Health Act (HITECH), Genetic Information Nondiscrimination Act (GINA), Controlling the Assault of Non-Solicited Pornography and Marketing (CAN-SPAM) Act, General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR), California’s Shine the Light Law and similar Laws in other jurisdictions, state Laws concerning privacy policies and any and all applicable Laws requiring notification in connection with loss, theft, misuse or unauthorized access, use, modification or disclosure of Personal Information.

“Delisting Period” has the meaning set forth in Section 6.18(a).

“DGCL” means the General Corporation Law of the State of Delaware.

“Director” means any person who serves or has served the Company or any of its Subsidiaries as a director on the Board of Directors of the Company or any of its Subsidiaries.

“Disclosing Party” has the meaning set forth in Section 6.7(f).

“Dissenting Shares” has the meaning set forth in the definition of “Dissenting Stockholders.”

“Dissenting Stockholders” means the holders of Shares who have duly demanded appraisal pursuant to Section 262 of the DGCL and have not effectively withdrawn or otherwise waived or lost such Person’s rights to appraisal under the DGCL (such Shares for which appraisal has been so duly demanded and the right thereto under the DGCL not effectively withdrawn or otherwise waived or lost, the “Dissenting Shares”).

“DTC” means The Depository Trust Company.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Effective Time” has the meaning set forth in Section 1.3.

“Eligible Shares” means the Shares issued and outstanding immediately prior to the Effective Time, other than subject to the last sentence of Section 3.3(f), any Excluded Shares.

“Encumbrance” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, prior assignment, license, sublicense, covenant not to sue or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“ESPP” means the Company’s 2019 Employee Stock Purchase Plan.

“European Marketing Authorizations” means the European Mirdametinib Authorization and the European Nirogacestat Authorization.

“European Mirdametinib Authorization” means a Centralised Marketing Authorisation issued or proposed to be issued by the European Commission for GOMEKLI (Mirdametinib) for the treatment of adult and pediatric NF1-associated plexiform neurofibromas.

“European Nirogacestat Authorization” means a Centralised Marketing Authorisation issued or proposed to be issued by the European Commission for OGSIVEO (Nirogacestat) for the treatment of adult patients with progressing desmoid tumors.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Fund” has the meaning set forth in Section 3.3(a)(i).

“Excluded Shares” means the (a) Shares owned by Parent, Merger Sub or any other Wholly Owned Subsidiary of Parent, the Company or any Wholly Owned Subsidiary of the Company, and in each case not held on behalf of third parties and (b) Dissenting Shares.

“FDA” means the United States Food and Drug Administration.

“Financing Disclosure” has the meaning set forth in Section 6.11.

“GAAP” means the generally accepted accounting principles as applied in the United States as of the time of the relevant financial statements or accounting procedure or action referred to herein and consistently applied during the periods involved.

“Goldman Sachs” has the meaning set forth in Section 4.3(c).

“Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 11, 50, 54, 56 and 312, the International Council for Harmonization’s Guideline for Good Clinical Practice, and any similar state, local or foreign Laws, as applicable.

“Good Laboratory Practice Requirements” means applicable FDA regulations for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58, the United States Animal Welfare Act, the ICH Guideline on Nonclinical Safety Studies for the Conduct of Human Clinical Trials for Pharmaceuticals, the ICH Guideline on Safety Pharmacology Studies for Human Pharmaceuticals, and any similar state, local or foreign Laws, as applicable.

“Good Manufacturing Practices” means the FDA’s standards for the methods to be used in, and the facilities or controls to be used for, the manufacture, testing, transportation, processing, packing, or holding of a drug contained in 21 C.F.R. Parts 210- 211 and any similar state, local or foreign Laws, as applicable, including applicable regulations or guidelines from the International Council on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use.

“Governmental Entity” means any U.S., non-U.S. (anywhere in the world) or supranational governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof or any instrumentality of any such subdivision, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof or any instrumentality of any such subdivision, in each case of competent jurisdiction.

“Hazardous Substance” means any: (a) substance that is listed, designated, classified or regulated pursuant to any Environmental Law; (b) substance that is a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon; and (c) other substance that poses a risk of harm or may be the subject of regulation, obligation or liability in connection with any Environmental Law.

“Healthcare Laws” means any Law the purpose of which is to ensure the safety, efficacy and quality of medicines, biologics or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products, including all Laws relating to healthcare operations, healthcare industry regulation and payment for healthcare services, including: (a) the Medicare Program Laws and Laws relating to Medicaid programs; (b) the solicitation or acceptance of improper incentives involving Persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient inducements, patient referrals or provider incentives generally or under the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b), the Stark laws (42 U.S.C. § 1395nn), the Federal False Claims Act (31 U.S.C. §§ 3729 et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud law (18 U.S.C. § 1347) and any similar state fraud and abuse laws; (c) any Laws imposed or enforced by the U.S. Department of Health and Human Services and all other healthcare Laws and regulations from any domestic or international jurisdiction; (d) the Patient Protection and Affordable Care Act (Pub. L. 111-148); (e) the Physician Payments Sunshine Act of 2010, (f) international standards for clinical and manufacturing and pricing Laws and (g) any related or analogous Laws imposed by any state or foreign jurisdiction.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended from time to time.

“In-the-Money Option” means any Company Option for which the Per Share Merger Consideration exceeds the exercise price per share of the Shares subject to such Company Option.

“IND” has the meaning set forth in Section 4.22(b).

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person); (b) evidenced by bonds, debentures, notes or similar instruments; (c) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (d) pursuant to securitization or factoring programs or arrangements; (e) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person; (f) to maintain or cause to be maintained the financing, financial position or financial covenants of others; (g) net cash payment obligations of such Person under foreign exchange Contracts, swaps (including interest rate and currency obligation swaps), options, derivatives, collars, caps and other hedging Contracts or arrangements that shall be payable upon termination thereof (assuming termination on the date of determination); (h) letters of credit, bank guarantees, performance bonds, surety bonds, and other similar Contracts or arrangements entered into by or on behalf of such Person; or (i) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation or undertaking of any other Person contemplated by the foregoing clauses (a) through (i) of this definition, in each case including all interest, penalties, premiums, breakage costs, fees and other costs and expenses and other payments due with respect thereto; provided, however, that “Indebtedness” shall not include intercompany indebtedness, obligations, liabilities or undertakings (including any guarantees or arrangements having the economic effect of a guarantee) solely between or among Parent and any of its Wholly Owned Subsidiaries or solely between or among the Company and any of its Wholly Owned Subsidiaries (as applicable).

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 6.13(a)) Director or Officer, in each case when acting in such capacity.

“Indemnified Party Proceeding” has the meaning set forth in Section 6.13(a).

“Institutional Review Board” means the entity defined in 21 C.F.R. § 50.3(i).

“Insurance Policies” means any fire and casualty, property, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies, and fidelity, crime or financial institution bonds, including any reinsurance policies and self-insurance programs and arrangements.

“Intellectual Property Rights” means rights, title and interest in and to all intellectual property or proprietary rights arising under the laws of the United States, any state thereof, or any other jurisdiction anywhere in the world, including rights in and to: (a) patents (including design patents) and utility models of any kind, patent applications and registrations, including revisions, supplementary protection certificates, provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuation-in-part, divisionals, renewals, reissues, re-examinations, substitutions, and extensions thereof (collectively, “Patents”); (b) rights in trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, trade names, corporate names, service names, symbols, logos, trade dress, packaging design, slogans, Internet domain names, uniform resource locators and other similar identifiers of origin, in each case whether or not registered, and any and all common law rights thereto, registrations and applications for registration thereof, and any goodwill associated therewith and symbolized thereby; (c) published and unpublished works of authorship, whether or not copyrightable (including Software, whether in source code or object code format), website and mobile content, social media accounts, applications, source code and object code, databases, and other compilations of information, manual and other documentation, in each case, whether or not registered or sought to be registered, and any and all copyrights in and to the foregoing, together with all common law rights and moral rights therein, and any applications and registrations therefor, including extensions, renewals, restorations and reversions thereof; (d) trade secrets, confidential or proprietary know-how, or other information, including processes, schematics, business methods, formulae, drawings, specifications, recipes, prototypes, models, technical, research, clinical and other technical data, designs, customer lists and supplier lists (collectively, “Trade Secrets”); and (e) all other intellectual property, industrial or proprietary rights.

“Intervening Event” means a material event, change, development, circumstance, fact or effect with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case taken as a whole, that (a) was not known or reasonably foreseeable (with respect to substance or timing), by the Company Board as of the execution and delivery of this Agreement or, if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the execution and delivery of this Agreement and (b) first becomes known to the Company Board after the execution and delivery of this Agreement and any time prior to the time the Requisite Company Vote is obtained; provided, that in no event shall the following, individually or in the aggregate, constitute an Intervening Event: (i) the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto, (ii) resulting from a breach of this Agreement by the Company or (iii) any changes, in and of itself, in the market price or trading volume of the Shares.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, hardware, Software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, all data stored therein or Processed thereby and all associated documentation.

“JV Entity” means MapKure, LLC, a Delaware limited liability company.

“Knowledge” or any similar phrase means (a) with respect to the Company, the actual knowledge of the individuals set forth in Section A of the Company Disclosure Letter, in each case after reasonable inquiry of such individual’s direct reports, and (b) with respect to Parent and Merger Sub, the actual knowledge of Parent’s Group General Counsel Tina Sandmann, after reasonable inquiry of her direct reports.

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in Real Property held by the Company or any of its Subsidiaries.

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, variances and exemptions issued or granted by a Governmental Entity.

“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, back doors, drop dead devices, time bombs, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement or destruction of, Software, data or other materials.

“Material Adverse Effect” means any event, occurrence, circumstance, change or effect which, individually or when taken together with all other events, occurrences, circumstances, changes or effects which have occurred in the applicable determination period for a Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be deemed to constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(i)             changes in general economic, regulatory, business, financial or securities markets or political or geopolitical conditions in the United States or elsewhere in the world;

(ii)            changes in the economic, regulatory, financial or business conditions generally affecting the biopharmaceutical industry in the United States or in Europe;

(iii)           in and of itself, any change in the Company’s stock price or trading volume of the Shares or any failure by the Company to meet any revenue, earnings, cash flows or other similar internal or analysts’ projections (it being understood that any effect, change, development or occurrence giving rise to or contributing to such change or failure may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect unless otherwise excluded by another clause (i)-(x) of this definition);

(iv)           any change resulting from any outbreak, epidemics, pandemics, the continuation or escalation of acts of war (whether or not declared), civil disobedience, hostilities, sabotage, an act of terrorism, military actions, earthquakes, fires, explosions or any weather or natural disasters, or any international calamity or crisis, whether or not caused by any Person, or other similar force majeure events, including any worsening of such conditions or responses of any Governmental Entity thereto;

(v)            any adoption, implementation, promulgation, repeal, modification, amendment or other changes in applicable Law or GAAP or any other applicable accounting standards or, in each case, the interpretation thereof;

(vi)           any event, occurrence, circumstance, change or effect arising from fluctuations in the value of any currency, exchange rates, interest rates or inflation rates;

(vii)          the execution or public announcement of the Merger or the other transactions contemplated hereby or the pendency or consummation of the Merger or the other transactions contemplated thereby, including any loss of or adverse change in the relationship of the Parent, the Company and their respective Subsidiaries with their respective employees, contractors, customers, partners, licensors, licensees, regulatory authorities, suppliers or other third parties (it being understood and agreed that this clause (vii) shall not apply with respect to any representation or warranty set forth in Section 4.4 the purpose of which is to address the consequences of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the performance of obligations of the Company hereunder);

(viii)         any action taken (or not taken) by the Company or any of its Subsidiaries that is required to be taken (or not taken) by this Agreement, if the Company has requested to take said action (or not to take said action) and Parent has unreasonably withheld, conditioned or delayed its written consent thereto;

(ix)           any event, occurrence, circumstance, change or effect resulting or arising from the identity of Parent or Merger Sub as the acquiror of the Company;

(x)            any Transaction Litigation; and

(xi)           any negative or adverse regulatory actions, requests, recommendations, determinations or decisions of the European Medicines Agency relating to the European Marketing Authorizations; other than to the extent that any such action, request, recommendation, determination or decision arises from or relates to (a) facts and circumstances of which the Company had Knowledge prior to the date of this Agreement that were not disclosed to Parent prior to the date of this Agreement; or (b) any fraud or misconduct of the Company or any of its Subsidiaries or any of their respective Affiliates, Representatives, directors, officers, employees or contractors; provided, that if any such action, request, recommendation, determination or decision shall have a negative or adverse impact on any Company Marketed Product in the United States, then such negative or adverse impact in the United States may be considered in determining whether there has occurred a Material Adverse Effect;

provided, further, that if the effects, changes, developments, events or occurrences set forth in clauses (i), (ii), (v) and (vi) above have a disproportionate impact on the Company and each of its Subsidiaries, taken as a whole, relative to the other participants in the biopharmaceutical industry of similar size operating in the geographic markets in which the Company or any of its Subsidiaries has operations or its products or services are sold, such effects, changes, developments or occurrences may be taken into account in determining whether a Material Adverse Effect has occurred to the extent of such disproportionate impact.

“Material Contract” has the meaning set forth in Section 4.13.

“Medicare Program Laws” means Title XVIII of the Social Security Act (Pub. L. 74-271) including the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the Medicare Improvements for Patients and Providers Act of 2008, and any written directives, instructions, guidelines, bulletins, manuals, requirements, policies and standards issued by the Centers for Medicare and Medicaid Services.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Nasdaq” means The Nasdaq Global Select Market.

“NDA” has the meaning set forth in Section 4.22(b).

“Non-Wholly Owned Subsidiary” has the meaning set forth in Section 4.2(f).

“Notice Period” has the meaning set forth in Section 6.3(d)(iii).

“OFAC” has the meaning set forth in the definition of “Prohibited Jurisdiction.”

“Officer” means any person who serves or has served the Company or any of its Subsidiaries as an officer of the Company or any of its Subsidiaries appointed by the Board of Directors of the Company or any of its Subsidiaries.

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Organizational Documents” means (a) with respect to any Person that is a corporation, its certificate of incorporation and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Original Date” has the meaning set forth in Section 6.5(a).

“Other Consents” has the meaning set forth in Section 6.9.

“Outside Date” has the meaning set forth in Section 8.2(a).

“Owned Intellectual Property” means any Company Intellectual Property that is owned or is purported to be owned by the Company or any of its Subsidiaries.

“Parent” has the meaning set forth in the Preamble.

“Parent 401(k) Plan” has the meaning set forth in Section 6.12(c).

“Parent Approvals” has the meaning set forth in Section 5.4(a).

“Parent Board” has the meaning set forth in the Recitals.

“Parent Cash-Based Option Award” has the meaning set forth in Section 3.2(a)(ii).

“Parent Cash-Based RSU Award” has the meaning set forth in Section 3.2(c).

“Parties” has the meaning set forth in the Preamble.

“Patents” has the meaning set forth in the definition of “Intellectual Property Rights”.

“Patient Assistance Program” has the meaning set forth in Section 6.1(a)(xxii).

“Paying Agent” means the paying agent selected by Parent prior to the Effective Time and reasonably acceptable to the Company.

“Paying Agent Agreement” means the agreement pursuant to which Parent shall appoint the Paying Agent, in form and substance reasonably acceptable to the Company.

“Per Share Merger Consideration” means $47.00 per Share in cash, without interest.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 6.3(b)(i).

“Permitted Encumbrances” means: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable or that the Person subject to such Taxes or other governmental charges is contesting in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate Proceedings and which are not, individually or in the aggregate, material; (c) other Encumbrances that do not or would not, individually or in the aggregate, materially impair the continued use, operation or occupancy of the specific parcel of Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as currently conducted on such Real Property, or restrictions or exclusions that would be shown by a current title report or other similar report; (d) Encumbrances that are specifically disclosed in the notes to the most recent consolidated balance sheet of the Company; (e) Encumbrances resulting from any facts or circumstances relating to Parent or any of its Affiliates; and (f) restrictions on transfer solely arising under or relating to applicable securities Laws.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any information that (a) identifies or could reasonably be used, alone or in combination with other information held by the Company or any of its Subsidiaries, to identify an individual, household or device, and (b) is subject to any Data Protection and Security Laws or the Company’s or its Subsidiaries’ privacy policies, including an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Governmental Entity (including any state identification number, driver’s license number, or passport number), geolocation information of an individual, browser or device, biometric data, medical or health information, credit card or other financial information (including bank account information), cookie identifiers, or any other device-specific number or identifier, or any web or mobile browsing or usage information that is linked to the foregoing.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, citation, summons, subpoena, hearing, originating application to a tribunal, arbitration or other similar proceeding by or before any Governmental Entity of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Process” or “Processing” means, with respect to data, the use, collection, receipt, processing, aggregation, storage, adaption, alteration, transfer (including cross-border transfers), retrieval, disclosure, dissemination, combination, erasure, destruction, or anonymization of such data, any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing, including as defined by or under any applicable Law.

“Product Candidate” has the meaning set forth in Section 6.1(a)(xxi).

“Prohibited Jurisdiction” means any country or region that is the target of comprehensive sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (as of the date of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea, Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

“Prohibited Person” means (a) an entity that has been determined by a competent authority to be the subject of a prohibition on such conduct of any Law or executive order administered by OFAC; (b) any Governmental Entity of any Prohibited Jurisdiction; (c) any Person that acts on behalf of or is owned or controlled by a government of a Prohibited Jurisdiction; (d) any Person that has been identified on OFAC’s Specially Designated Nationals and Blocked Persons List, or that is 50% or more owned, directly or indirectly, individually on in the aggregate, by any such Person or Persons; or (e) any Person that has been designated on any similar list or order published by any Governmental Entity in the United States.

“Proxy Statement” has the meaning set forth in Section 6.4.

“Proxy Statement Filing Date” has the meaning set forth in Section 6.4.

“Real Property” means the Leased Real Property.

“Receiving Party” has the meaning set forth in Section 6.7(f).

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity, Internet domain name registrar or social media account registrar.

“Registered Company IP” has the meaning set forth in Section 4.19(a).

“Regulatory Agency” means, as applicable, the FDA, the European Medicines Agency, the Pharmaceuticals and Medical Devices Agency of Japan or any comparable Governmental Entity, including any national or supranational Governmental Entity, with responsibility for granting any Regulatory Authorizations with respect to any Company Product.

“Regulatory Approvals” has the meaning set forth in Section 7.1(b).

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Agency, including any investigational new drug applications, new drug applications and biologics license applications.

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting at the direction of such Person in their capacity as such.

“Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Security Breach” means any unauthorized or unlawful access to or acquisition, disclosure, destruction, loss, compromise, Processing, misuse, alteration or corruption of Personal Information.

“Share” means any share of the common stock of the Company, par value $0.0001 per share.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Stock Plan” means the Company’s Amended and Restated 2019 Stock Option and Equity Incentive Plan.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests of such other Person having by their terms ordinary voting power to elect a majority of the board of directors or other individuals performing similar functions or (b) the equity or ownership interests of such other Person, in each case is directly or indirectly owned or controlled by such first Person or by one or more of its Subsidiaries. For the avoidance of doubt, the JV Entity and its Subsidiaries shall not be deemed Subsidiaries of the Company for purposes of this Agreement.

“Superior Proposal” means an unsolicited and bona fide written Acquisition Proposal (except that the references in the definition thereto to “20%” and to “80%” shall be deemed to be references to “50%”) made after the date of this Agreement that the Company Board has determined in good faith, after consultation with outside legal counsel and its financial advisors that (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms and conditions of this Agreement proposed by Parent pursuant to Section 6.3(d)(iii), any legal, financial, regulatory and approval requirements, the sources, availability and terms of any financing, the existence of a financing contingency, the anticipated timing of closing and the identity of the Person or Persons making the proposal) and (ii) is reasonably capable of being consummated on the terms proposed (after taking into account any legal, financial, regulatory and approval requirements, the sources, availability and terms of any financing, the existence of a financing contingency, the anticipated timing of closing and the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tail Period” means the six years from and after the Effective Time.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and other documents and attachments thereto) relating to Taxes or the administration of any Laws relating to Taxes, including, for the avoidance of doubt, any amendments or supplements thereof, filed or required to be filed or supplied to any Taxing Authority.

“Taxes” means all income, profits, franchise, transfer, net income, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, premium, use, property, withholding, excise, production, value added, ad valorem, occupancy, and other taxes, duties, tariffs, fees or assessments of a similar nature, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, in each case imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Termination Fee” means an amount equal to $145,600,000.

“Third-Party Consents” has the meaning set forth in Section 6.9.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property Rights.”

“Transaction Litigation” has the meaning set forth in Section 6.16.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Value Dossier” has the meaning set forth in Section 6.2.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned by such Person.

“Willful Breach” has the meaning set forth in Section 8.5(b).

ANNEX B

FORM OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SPRINGWORKS THERAPEUTICS, INC.

FIRST. The name of the corporation is SpringWorks Therapeutics, Inc. (the “Corporation”).

SECOND. The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended (the “DGCL”).

FOURTH. The total number of shares that the Corporation shall have authority to issue is 100 shares of common stock, and the par value of each such share is $0.01.

FIFTH. The board of directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the Corporation.

SIXTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.

SEVENTH. The number of directors of the Corporation shall be fixed from time to time pursuant to the bylaws of the Corporation.

EIGHTH. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation, including but not limited to the election of directors, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

NINTH. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director of the Corporation, except for liability (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this certificate to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Any amendment, repeal or modification of this Article NINTH by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a director at the time of such amendment, repeal or modification.

Notwithstanding anything herein to the contrary, the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of not less than two thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class, shall be required to amend or repeal any provision of this Article NINTH.